UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Notice of 2017 Annual Meeting of Stockholders and Proxy Statement

WEDNESDAY, MAY 10, 2017

8:30 A.M. (EDT)
Nasdaq
FMC Tower
2929 Walnut Street
Philadelphia, PA 19104



Dear Fellow Stockholders,

The Board of Directors works closely with the management team to develop and execute a sound strategic and governance framework to ensure Nasdaq is focused on the issues, investments and application of resources that will position the company to realize its fullest potential and maximize long-term value creation. In 2016, as stewards of your company, we helped guide Nasdaq through a period of significant progress that we believe further establishes a foundation for the company to better serve its clients and the capital markets in the months and years to come. We are pleased to share with you our progress and thoughts on the year regarding the actions we took on your behalf.

Leadership for the Future

Cultivating a leadership team with strong vision and a diverse skillset has always been a priority for this Board. Detailed succession planning and talent development are vital to sound management of risk and the achievement of our long-term objectives. Following a well-developed, multi-year succession plan, we were extremely pleased to appoint Adena T. Friedman as President and CEO of Nasdaq. Having spent most of her career at Nasdaq, Adena brings a passion, energy and insight to the role that we believe uniquely positions her for success. She was instrumental in helping Bob Greifeld steer the strategic transformation of the company's business model—which now generates approximately 75% of its revenue from subscription and recurring sources. We look forward to continuing to work with her as she builds on the remarkable progress made over the last 14 years under Bob's leadership. This, along with the other additions to the leadership team, including the appointment of Michael Ptasznik as EVP, Corporate Strategy and CFO, Stacie Swanstrom as EVP, Corporate Solutions and Bjørn Sibbern as EVP, Global Information Services, gives us great confidence in the company's ability to continue to execute on its long-term strategy and growth objectives.

In addition, there were significant leadership transitions announced at the Board level. Börje E. Ekholm, who served as Chairman of our Board from May 2012 through December 2016, will end his service as a director at our 2017 Annual Meeting after being named CEO of Ericsson. We thank Börje for his service and contributions to the Board and Nasdaq and wish him well. Bob Greifeld, who stepped in to act as Chairman of the Board in January 2017 during this period of transition, also will end his service as a director at the 2017 Annual Meeting. We also wish to thank Bob for his 14 years of service as CEO of Nasdaq. During his tenure, he took Nasdaq from a small U.S. equities exchange to a global financial technology and capital markets franchise that is worth over $11 billion today. Following our 2017 Annual Meeting, the Board will elect a new Chairman. We continue to evaluate our Board composition to ensure that we have the right balance of viewpoints and expertise.

Oversight of Allocation of Capital and Long-Term Strategic Priorities

Sound capital allocation continues to play an important role in the company's strategy and the achievement of its long-term objectives. The Board is fully involved in thoughtful allocation of capital and the investments the company makes in its future. To this end, we re-initiated the Finance Committee in 2016 to review the corporate capital plan and ensure we remain focused on maximizing value for our stockholders through the strategic deployment of capital.

In 2016, Nasdaq continued to execute across a number of areas that greatly enhance its capabilities to serve clients and strengthen its competitive position as a leading provider to the global capital markets. For example, we completed four strategic transactions that enhance our capabilities across our Market Services segment with the acquisitions of the International Securities Exchange, the operator of three U.S. equity options exchanges, and Nasdaq CXC, formerly Chi-X Canada, an alternative Canadian equity trading platform, and across our Corporate Solutions business with the acquisitions of Marketwired, a global provider of news distribution services, and Boardvantage, a leading board collaboration and productivity platform. The company is well on its way to achieve the synergy targets for these acquisitions along with the benefits they provide the business and clients.

In addition, the company continued to make progress with important organic investments such as NFX, Nasdaq's energy futures market, which has represented one of the most successful market launches in the company's history. NFX continues to grow both volumes and client base since its launch in 2015 and continues to play a vital role in Nasdaq's overall long-term growth strategy.

Technology has always been fundamental to Nasdaq's strategy to better serve its clients, and as such, the Board is keenly focused on investments in areas that are driving its future. Last year, the company made significant progress to enhance its use of emerging technologies like blockchain, machine intelligence and the cloud. Staying ahead of these trends is vital to evolving and advancing the company's Market Technology segment and continuing to meet clients' growing demand for these services as the pace of technology change accelerates across the industry. The high point of these efforts in 2016 was the development of the Nasdaq Financial Framework, which brings together all the elements of Nasdaq's market technology capabilities into a single platform. This framework will enable clients to take full advantage of all the technology that Nasdaq continues to invest in and develop and accelerate the pace of their own initiatives and objectives.

Core to this effort is Nasdaq's robust R&D process, which continues to fund key proofs of concept like the blockchain-driven proxy voting solution that we are developing in Estonia as well as many others. The Board will continue actively to monitor the R&D process to ensure that Nasdaq is developing the kinds of opportunities that better serve clients and lead to long-term value creation.

Cybersecurity is another area of increasing focus for us. Cybersecurity is a critical component of our risk assessment and mitigation framework. To this end, Nasdaq today utilizes an array of tools, processes and policies to prevent, detect and respond to attacks and ultimately to mitigate risk for its own internal systems and those of its client-facing systems. To this end, in 2016 the Audit Committee approved a strategic plan that establishes a critical long-term framework to monitor and mitigate cyber risk.

Developing and Maintaining a Strong Ethical Culture

In addition to ensuring a long-term focus, sound capital allocation management practices and measures to control risk, the Board works very closely with the management team to ensure that a proper ethical tone is established at the top. Nasdaq plays a vital role in the global economy that is built on trust and doing the right thing. As a role model to companies, regulators and the clients and constituents we serve, we take this responsibility very seriously, and acting with integrity is a core value of our culture. As such, the Board regularly reviews the company's initiatives and programs to ensure the ongoing development of a strong ethical culture. Last year the company rolled out a number of new initiatives internally to increase awareness of ethics and compliance issues and strengthen channels for employees to anonymously bring potential issues to the management team. Our strong commitment to our values, transparency and sound business practices have always been crucial to our success and a top focus of the management team and the Board.

Listening to Your Views

In addition to the highlights and areas of focus mentioned above, your feedback and input are vital to the progress we make as a public company. As such, we continue to work with stockholders to increase the level and transparency of our stockholder engagement. As an example and as a result of your input, last year we adopted "proxy access," which enables stockholders that meet the requirements set forth in the By-Laws to place a limited number of additional nominees for director on the ballot. We view engagement with our stockholders as vital to our long-term success.

Finally, your support is important and we value your opinions, suggestions and feedback about our company and governance practices. You can submit your views by writing to us at: AskBoard@nasdaq.com or Nasdaq Board of Directors c/o Joan Conley, SVP and Corporate Secretary, 805 King Farm Blvd., Rockville, MD 20850.

Nasdaq continues to play a critical role at the intersection of the capital markets and technology. Through a thoughtful strategic approach and governance framework, the Board will continue to work on your behalf to ensure Nasdaq continues advancing its business to better serve broker-dealers, exchange operators, clients, investors and employees–and foremost–you, our stockholders. We thank you again for your support and confidence.

The Board of Directors of Nasdaq, Inc.

March 29, 2017

Charlene T. Begley / Steven D. Black / Börje E. Ekholm / Adena T. Friedman
Robert Greifeld / Glenn H. Hutchins / Essa Kazim / Thomas A. Kloet
Ellyn A. McColgan / Michael R. Splinter / Lars R. Wedenborn

Notice of Annual Meeting of Stockholders

Wednesday, May 10, 2017
8:30 a.m. (EDT)
Nasdaq
FMC Tower
2929 Walnut Street
Philadelphia, PA 19104

To the Stockholders of Nasdaq, Inc.:

You are receiving this proxy statement because you were a stockholder at the close of business on the record date of March 13, 2017 and are entitled to vote at the meeting. The Annual Meeting will be held to:

- elect nine directors for a one-year term;

- approve the company's executive compensation on an advisory basis;

- conduct an advisory vote on the frequency of future advisory votes on executive compensation;

- ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017;

- consider a stockholder proposal described in the accompanying proxy statement, if properly presented at the meeting; and

- transact such other business as may properly come before the Annual Meeting or any adjournment or postponement of the meeting.

We urge you to read the attached proxy statement for additional information concerning the matters to be considered at this meeting.

If you plan to attend the meeting in Philadelphia, you will need to request an admission ticket in advance and present a valid form of photo identification and proof of ownership of our common stock as of the record date as detailed on page 69 of the proxy statement. Please plan to arrive at the meeting location in enough time to check in and join the meeting.

If you are unable to attend in person, please join the live webcast from our Investor Relations website.

By Order of the Board of Directors,

Adena T. Friedman
President and CEO
New York, New York
March 29, 2017

How to Vote

Your vote is important. You are eligible to vote if you were a stockholder of record at the close of business on March 13, 2017.

Please read the proxy statement with care and vote right away using any of the following methods and your control number.



By Internet Using Your Tablet or Smart Phone
Scan this QR code 24/7 to vote with your mobile device



By Phone
Call +1 800 690 6903 in the U.S. or Canada to vote your shares



By Internet Using Your Computer
Visit 24/7
www.proxyvote.com



By Mail
Cast your ballot, sign your proxy card and return by free post



Attend the Annual Meeting
Vote in Person

Join the live webcast of the meeting from our Investor Relations website:
http://ir.nasdaq.com/annual-meeting-info.cfm

Table of Contents

Acronyms and Certain Defined Terms

COBRA	Consolidated Omnibus Budget Reconciliation Act
ECIP	Executive Corporate Incentive Plan
EQUITY PLAN	Nasdaq's Equity Incentive Plan
ESPP	Employee Stock Purchase Plan
EXCHANGE ACT	Securities Exchange Act of 1934, as amended
FASB ASC TOPIC 718	Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Stock Compensation"
GAAP	Generally Accepted Accounting Principles
H.E.	His Excellency
IPO	Initial Public Offering
NEO	Named Executive Officer
PCAOB	Public Company Accounting Oversight Board
PSUs	Performance Share Units
RSUs	Restricted Stock Units
SEC	U.S. Securities and Exchange Commission
S&P	Standard & Poor's
TSR	Total Stockholder Return

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider in voting your shares. You should read the entire proxy statement, as well as our 2016 annual report on Form 10-K, carefully before voting.

Voting Roadmap

Proposal	Our Board's Recommendation
Proposal 1. Election of Directors (Page 14) The Board and Nominating & Governance Committee believe that the nine director nominees possess the skills, experience and diversity to effectively monitor performance, provide oversight and advise management on the company's long-term strategy.	FOR EACH NOMINEE
Proposal 2. Approval of the Company's Executive Compensation on an Advisory Basis (Page 27) The company seeks a non-binding advisory vote to approve the compensation of its NEOs as described in the Compensation Discussion and Analysis section beginning on page 28. The Board values stockholders' opinions and the Management Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.	FOR
Proposal 3. Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation (Page 58) The company seeks a non-binding advisory vote to approve the frequency of future advisory votes on executive compensation. The Board recommends that the advisory vote to approve executive compensation occur every year and believes this frequency is appropriate at this time.	ONE YEAR
Proposal 4. Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2017 (Page 61) The Board and Audit Committee believe that the retention of Ernst & Young LLP to serve as the company's independent auditor for 2017 is in the best interests of the company and its stockholders.	FOR
Proposal 5. Stockholder Proposal - Right to Act by Written Consent (Page 62) The Board believes that the stockholder proposal to allow stockholder action by written consent is inconsistent with Nasdaq's commitment to transparency in governance and not in the best interests of Nasdaq and its stockholders.	AGAINST

Performance Highlights

Nasdaq delivered excellent results for stockholders in 2016 as we continued to propel our business forward and position ourselves as a financial technology leader.

86.2%

3-Year Cumulative Total Stockholder Return, significantly outperforming both the S&P 500 and Nasdaq Composite [1]

4	17.3%	$1.1B	8.9%
Key Acquisitions Completed: Boardvantage, International Securities Exchange, Marketwired and Nasdaq CXC (formerly known as Chi-X Canada)	1-Year Total Stockholder Return [1]	Returned to Stockholders in Repurchased Stock and Dividends over the Last Three Years	Year-over-Year Increase in Net Revenues [2]

1. In this proxy statement, TSR is calculated by adding cumulative dividends to the ending stock price, and dividing this by the beginning stock price. A 60-trading-day average is used to calculate the beginning and ending stock prices.

2. Represents revenues less transaction-based expenses.

Board Refreshment

• Adena T. Friedman joined the Board effective January 1, 2017, and Melissa M. Arnoldi has been nominated to join the Board.

• Börje E. Ekholm, Robert Greifeld and Ellyn A. McColgan will leave the Board when their current terms expire at the Annual Meeting.

Director Nominees

Name	Age	Director Since	Principal Occupation	Independent	Current Committee Memberships[1]				Other Public Co. Boards
					AC	FC	MCC	NGC	
Melissa M. Arnoldi Non-Industry; Public	44	N/A	President, Technology Development, AT&T Services, Inc.	X					None
Charlene T. Begley Non-Industry; Public	50	2014	Retired SVP & Chief Information Officer, General Electric Company	X	X				2
Steven D. Black Non-Industry; Public	64	2011	Co-CEO, Bregal Investments	X			X	X	None
Adena T. Friedman Staff	47	2017	President and CEO, Nasdaq, Inc.			X			None
Glenn H. Hutchins Non-Industry; Public	61	2005	Co-Founder, Silver Lake	X		Chair		X	1
Essa Kazim Non-Industry	58	2008	Governor, Dubai International Financial Center; Chairman, Borse Dubai and Dubai Financial Market	X		X			None
Thomas A. Kloet Non-Industry; Public	58	2015	Retired CEO & Executive Director, TMX Group Limited	X	Chair				None
Michael R. Splinter Non-Industry; Public	66	2008	Retired Chairman and CEO, Applied Materials, Inc.	X			Chair		2
Lars R. Wedenborn Non-Industry	58	2008	CEO, FAM AB	X	X				None
Number of Meetings in 2016					10	5	5	8	

1. The current Committee composition also includes directors who are not standing for re-election. The Committees will be reconstituted immediately following the 2017 Annual Meeting.

AC: Audit Committee

FC: Finance Committee

MCC: Management Compensation Committee

NGC: Nominating & Governance Committe

Board Refreshment



JOINING THE BOARD

Adena T. Friedman* ➜

Melissa M. Arnoldi ➜

♪ Nasdaq

LEAVING THE BOARD

➜ Börje E. Ekholm

➜ Robert Greifeld

➜ Ellyn A. McColgan

* Ms. Friedman joined the Board effective January 1, 2017.

Director Qualifications



6 Capital Markets 67%

3 Cybersecurity 33%

9 FinTech 100%

7 Mergers & Acquisitions 78%

8 Public Company Board & Corporate Governance 89%

9 Risk Management 100%

9 Senior Leadership 100%

Director Tenure



0-2 years   3
3-5 years   1
6-10 years   4
11-15 years   1

44% with 5 years or less

89% with 10 years or less

Average = 5.5 years

Diversity of Background

  

8 Current & Former CEOs or Chairmen 89%

3 Current & Former Exchange Operators 33%

3 Women 33%

2 Born Outside the U.S. 22%

Current Number of Public Company Boards
(Other than Nasdaq)



6   **1**   **2**

0   1   2

# of Public Company Boards

Director Age



Average Age

56

44 ————————●———————— 66

67% younger than 60

"The Board of Directors works closely with the management team to develop and execute a sound strategic and governance framework to ensure Nasdaq is focused on the issues, investments and application of resources that will position the company to realize its fullest potential and maximize long-term value creation."

Nasdaq's Board of Directors

Corporate Governance Highlights

We are committed to good corporate governance, as it promotes the long-term interests of stockholders, strengthens Board and management accountability and builds public trust in the company. The Corporate Governance section beginning on page 8 describes our governance framework, which includes the following highlights.


GOVERNANCE HIGHLIGHTS
New in 2017: Lead Independent Director
New in 2016: Proxy Access
New in 2016: Establishment of a Finance Committee of the Board
Eight of Nine Director Nominees Are Independent
Annual Election of Directors
Majority Voting for Directors in Uncontested Elections
Annual Board, Committee and Director Evaluations
Independent Audit, Management Compensation and Nominating & Governance Committees
Regular Executive Sessions of Independent Directors at Both Board and Committee Meetings
Risk Oversight by the Full Board and Committees under Audit Committee Leadership
Stockholder Right to Call Special Meeting
Anti-Hedging, Anti-Short Sale and Anti-Pledging Policies
Comprehensive Board and Employee Codes of Conduct and Global Ethics and Corporate Compliance Program
Long-Standing Commitment to Sustainability and the Community

Engaging with Our Stockholders

We value our stockholders' perspectives and maintain a vigorous stockholder engagement program. During 2016, we conducted outreach to a cross-section of stockholders owning approximately 75% of our outstanding shares. In 2016, our key stockholder engagement activities included 6 investor (non-deal) road shows in 8 countries, 19 investor conferences, our Investor/Analyst Day and our 2016 Annual Meeting of Stockholders. We also conducted quarterly outreach to the governance teams at many of our top institutional holders.

Executive Compensation Highlights

Compensation decisions made for 2016 were aligned with Nasdaq's strong financial and operational performance and reflected continued emphasis on variable, at-risk compensation paid out over the long-term. Compensation decisions are intended to reinforce our focus on performance and sustained, profitable growth.

The majority of our NEOs' pay is based on performance and consists primarily of equity-based compensation. 90% of our NEOs' total direct compensation was performance-based or "at risk" in 2016; 62% of our NEOs' total direct compensation was equity-based compensation. Total direct compensation includes base salary, annual cash incentive awards and equity awards.

Annual incentives are based on achievement of rigorous performance goals. In 2016, payouts of annual incentives reflected our achievement of above target corporate net revenues and corporate operating income (run rate), in addition to accomplishment of strategic objectives and business unit financial results. The resulting payouts to NEOs ranged from 110%-166% of targeted amounts.

We use long-term incentives to promote retention and reward our NEOs. Our main long-term incentive plan for NEOs consists of PSUs based on TSR relative to other companies, including the S&P 500 companies and a group of peer companies. Over the three-year period from January 1, 2014 through December 31, 2016, Nasdaq's cumulative TSR was 86.2%, which was at the 94th percentile of S&P companies and the 87th percentile of peer companies. This TSR performance resulted in performance vesting of PSUs at 200% of target shares.

Our compensation program is grounded in best practices. Our best practices include strong stock ownership guidelines, a long-standing "clawback" policy, no tax gross-ups on severance arrangements or perquisites and no hedging or pledging of Nasdaq stock.

Our executive compensation program does not encourage excessive risk-taking. The Audit and Management Compensation Committees closely monitor the risks associated with our executive compensation program and individual compensation decisions. We conduct a comprehensive risk assessment of our compensation program annually.

Questions and Answers about Our Annual Meeting

Beginning on page 69, you will find answers to frequently asked questions about proxy materials, voting, our Annual Meeting and company filings and reports. We also created an Annual Meeting Information page on our Investor Relations website, which allows our stockholders to easily access the company's proxy materials, vote through the Internet, submit questions in advance of the 2017 Annual Meeting of Stockholders, access the webcast of the meeting and learn more about our company. Come visit us at http://ir.nasdaq.com/annual-meeting-info.cfm.

Corporate Governance

Corporate Governance Framework

Nasdaq is committed to stockholder-focused corporate governance, and the Board of Directors has adopted clear corporate policies that promote excellence. Our policies are consistent with our commitment to transparency and best-in-class practices, including annual elections of directors, majority voting for directors in uncontested elections, elimination of supermajority voting requirements and last year's adoption of proxy access.

Our governance framework is designed to promote transparency and ensure our Board has the necessary authority to review and evaluate our business operations and make decisions that are independent of management and in the best interests of stockholders. Our goal is to align the interests of directors, management and stockholders and comply with or exceed the requirements of The Nasdaq Stock Market and applicable law. This governance framework establishes the practices our Board follows with respect to:

- fostering a culture of integrity;
- establishing corporate governance structures, principles and practices that contribute to effective oversight of Nasdaq and its subsidiaries;
- rigorous strategic planning;
- succession planning and evaluating performance and approving compensation of senior management;
- identifying risks and overseeing risk management; and
- overseeing internal controls, communications and public disclosure.

Governance Documents

These documents are available on our Investor Relations webpage at: **http://ir.nasdaq.com/**.

- Amended and Restated Certificate of Incorporation
- Audit Committee Charter
- Board of Directors Duties & Obligations
- By-Laws
- Code of Conduct for the Board of Directors
- Code of Ethics
- Corporate Governance Guidelines
- Finance Committee Charter
- Management Compensation Committee Charter
- Nominating & Governance Committee Charter
- Procedures for Communicating with the Board of Directors

Board Leadership Structure

In accordance with our Corporate Governance Guidelines, Nasdaq separates the roles of Chairman of the Board and CEO. We believe that this separation of roles and allocation of distinct responsibilities to each role facilitates communication between senior management and the full Board about issues such as corporate governance, management development, succession planning, executive compensation and company performance. In November 2016, we adopted a policy to require a Lead Independent Director, if the Chairman of the Board is not an independent director.

Separate Roles of Chairman and CEO. Nasdaq's President and CEO, Adena T. Friedman, who has over 20 years' experience in the securities industry, is responsible for the strategic direction, day-to-day leadership and performance of Nasdaq. After retiring as Nasdaq's CEO in December 2016, Robert Greifeld assumed the position of Nasdaq's Chairman from January 2017 through the 2017 Annual Meeting. In appointing Mr. Greifeld as Chairman, the Board determined that doing so would promote a number of important objectives, including providing important continuity to the Board leadership during a period of transition for Nasdaq's management. The Board also took into account Mr. Greifeld's long-standing relationships with other members of the Board of Directors. The Board was uniformly of the view that electing him as Chairman for the transition period through the 2017 Annual Meeting would serve the best interests of stockholders. Mr. Greifeld is not standing for re-election at the 2017 Annual Meeting; following the meeting, the Board will elect a new Chairman.

Role of the Lead Independent Director. At the time Mr. Greifeld became Chairman, the independent directors unanimously elected Michael R. Splinter as Lead Independent Director. Mr. Splinter also serves as Chair of the Management Compensation Committee.

The Lead Independent Director focuses on optimizing the Board's processes and ensuring that the Board is prioritizing the right matters. Specifically, the Lead Independent Director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in our Corporate Governance Guidelines:

- presiding at all meetings of the Board at which the Chairman is not present;

- presiding during all Executive Sessions of the Board;

- briefing the CEO and the Chairman on issues discussed during Executive Sessions;

- serving as a liaison among the CEO, the Chairman and the other directors; and

- together with the CEO and the Chairman, approving Board meeting agendas and schedules to assure content and sufficient time for discussion of all agenda items.

Board Independence

- **Substantial majority of independent directors.** Eight of our nine director nominees are independent of the company and management.

- **Executive Sessions of independent directors.** At each Board meeting, independent directors have the opportunity to meet in Executive Session without company management present. In 2016, the Board met 15 times in Executive Session.

- **Independent advisors.** Each Committee has the authority and budget to retain independent advisors. In 2016, the Nominating & Governance Committee retained such independent advisors to assist with the annual Board assessment and director recruitment.

Board Committee Independence and Expertise

- **Committee independence.** All Board Committees, with the exception of the Finance Committee, are comprised exclusively of independent directors, as required by the listing rules of The Nasdaq Stock Market.

- **Executive Sessions of independent directors.** At each Committee meeting, members of the Audit Committee, Finance Committee, Management Compensation Committee and Nominating & Governance Committee have the opportunity to meet in Executive Session. In 2016, these Committees met 22 times in Executive Session.

- **Financial sophistication and expertise.** Each member of the Audit Committee is independent as defined in Rule 10A-3 adopted pursuant to the Sarbanes-Oxley Act of 2002 and in the listing rules of The Nasdaq Stock Market. All members of the Audit Committee meet the "financial sophistication" standard of The Nasdaq Stock Market and are "audit committee financial experts" within the meaning of SEC regulations.

Stockholder Rights

- **New in 2017: Lead Independent Director.** If the Chairman of the Board is not an independent director, the Board of Directors will annually elect a non-management, independent director to serve in a lead capacity.

- **New in 2016: Proxy Access.** We implemented proxy access at 3%/3 years, through a By-Law amendment to allow stockholder director nominations.

- **Annual elections.** All directors are elected annually. Nasdaq does not have a classified Board.

- **Majority voting.** We have a majority vote standard for uncontested director elections.

- **Special meetings.** Shareholders representing 15% or more of outstanding shares can convene a special meeting.

Meetings and Meeting Attendance

The Board held 15 meetings during the year ended December 31, 2016, and the Board met in Executive Session without management present during 15 of those meetings. None of the current directors attended fewer than 95% of the meetings of the Board and those Committees on which the director served during the 2016 fiscal year. Nasdaq's policy is to encourage all directors to attend annual and special meetings of our stockholders. All of the current members of the Board attended the Annual Meeting held on May 5, 2016.

Nasdaq's Board of Directors: 2016 By the Numbers

15 meetings held by the Board of Directors

15 times the Board met in Executive Session without management present


43 total Board and Committee meetings


100% of the current members of the Board attended the Annual Meeting held on May 5, 2016

Succession Planning

The Board is committed to positioning Nasdaq for further growth through ongoing talent management, succession planning and the deepening of our leadership bench. In this regard, formally on an annual basis and informally throughout the year in Executive Session, the Management Compensation Committee, the Board and the CEO review the succession planning and leadership development program, including a long-term succession plan for development, retention and replacement of senior officers. The Board has a formal process for reviewing internal succession candidates through regular interaction during Board meetings and strategy presentations, individual meetings between directors and potential internal candidates and internal and external feedback from a variety of sources, including meeting with stockholders. In addition, the CEO prepares, and the Board reviews, a short-term succession plan that delineates a temporary delegation of authority to certain officers of the company, if all or a portion of the senior officers should unexpectedly become unable to perform their duties. In conjunction with the annual report of the succession plan, the CEO also reports on Nasdaq's program for senior management leadership development.

In 2012, the Board initiated a formal CEO succession plan in anticipation of the potential retirement of Mr. Greifeld at the end of his employment agreement term in February 2017. Over the past five years, the CEO, Board and/or its Committees completed the following CEO succession activities:

- drafted a CEO success profile, including skills, expertise, and competencies, with input from Board members;

- identified and assessed internal and external candidates for succession against the CEO success profile;

- recruited Adena T. Friedman as President in May 2014 with responsibility for the Information Services, Listing Services, Corporate Solutions and Market Technology businesses;

- continued to consider and assess internal and external candidates;

- promoted Ms. Friedman to President and Chief Operating Officer in December 2015;

- continued to consider and assess internal and external candidates throughout 2016; and

- held extensive discussions in Executive Session relating to CEO succession.

At the end of 2016, the Board assessed Ms. Friedman against the CEO success profile, considered her performance in the roles of President and President and Chief Operating Officer and determined her readiness to assume the role of President and CEO as of January 1, 2017. CEO and executive session planning will continue to be a priority for the Board in 2017 and beyond.

Risk Oversight

Nasdaq's management has day-to-day responsibility for: (i) identifying risks and assessing them in relation to Nasdaq's strategies and objectives, (ii) implementing suitable risk mitigation plans, processes and controls and (iii) appropriately managing risks in a manner that serves the best interests of Nasdaq, its stockholders and other stakeholders. Nasdaq has a Global Risk Management Committee, comprised of employees, that regularly reviews risks for materiality and refers significant risks to the Board or specific Board Committees. To support the work of the Global Risk Management Committee, Nasdaq has a Technology Risk Steering Committee, which is responsible for monitoring technology and cyber systems risks across the organization, a Global Compliance Council, which monitors regulatory and corporate compliance risks across the company, and a Nordic Local Risk Management Forum, which facilitates and ensures an effective risk management process in the region. Nasdaq also has an internal Global Risk Management Group that oversees the enterprise risk management framework, supports its implementation, and aggregates and reports risk information.

Nasdaq's Board has ultimate responsibility for overseeing risk management with a focus on the most significant risks facing the company. The Board is assisted in meeting this responsibility by several Board Committees as described below under "Board Committees." Furthermore, non-management directors meet in Executive Session on a regular basis without the presence of management to discuss matters, including matters pertaining to risk. Nasdaq does not believe that the Board's role in risk oversight has affected its leadership structure.

Compensation

- **Stock ownership.** We have stock ownership policies for directors, executive officers and other senior executives to promote a long-term perspective in managing the enterprise and to help align the interests of our stockholders, executives and directors.

- **Anti-hedging, anti-pledging and anti-short sale policy.** We prohibit our directors and executive officers from hedging their ownership of Nasdaq stock, including (without limitation) short sales as well as any hedging transactions in derivative securities (e.g., puts, calls, swaps or collars) related to Nasdaq stock. We also prohibit our directors and executive officers from pledging their shares of Nasdaq stock.

- **Compensation clawback.** We have an incentive recoupment policy that applies to officers with the rank of EVP and above.

Director Orientation and Continuing Education

Our comprehensive orientation programs familiarize new and existing directors with Nasdaq's businesses, strategies and policies and assist new directors in developing the skills and knowledge required for their service on the Board. We also provide in-person or telephonic tutorials to educate Board members regarding new and evolving businesses and strategies. In addition, directors attend continuing education programs at external organizations and universities that provide relevant learning opportunities.

Board and Committee Evaluations

Each year, through an independent consultant, our Board and Board Committees conduct a self-evaluation to assess the governing entities' effectiveness and adherence to the Corporate Governance Guidelines and Committee charters. The results of the evaluation provide an opportunity to identify potential areas of improvement, resulting in an action plan for the improvements.

The processes used to determine Board and Committee effectiveness include an annual evaluation of the performance of the Board and each Committee as well as individual Board members. The results are reported to and discussed with the Board in Executive Session.

Code of Ethics: Board and Employees

We embrace good governance by holding ourselves to the highest ethical standards in all of our interactions. As such, we have adopted the Nasdaq Code of Ethics, which is applicable to the Board, all of our employees, including the principal executive officer, the principal financial officer and the controller and principal accounting officer, and contractors. We also have a separate Nasdaq Code of Conduct for the Board, which contains supplemental provisions specifically applicable to directors. These codes embody the company's fundamental ethics and compliance principles and expectations of business conduct.

These codes are supported by the Global Ethics and Corporate Compliance Program, which is based on industry-leading practices and is designed to meet or exceed available standards, including those promulgated by U.S. and European regulators in the jurisdictions in which we operate. Pillars of the program include structural elements, such as policies, risk assessment, monitoring, training and communications, and key risk areas, including anti-bribery and corruption, data privacy and antitrust and competition. Furthermore, in 2016 we launched our SpeakUp! Program which enhanced existing policies and procedures to ensure that Nasdaq employees and other stakeholders have channels to raise issues, seek guidance and report potential violations of our Code of Ethics or other company policies. The program is administered within the Legal and Regulatory Group and implemented by cross-functional teams representing all areas of the company. Oversight is provided by the Global Compliance Council.

> "We can only bring the best of Nasdaq to our clients, stakeholders and each other through our unwavering commitment to integrity. Our strong ethical principles form the very cornerstones of our mission and values and are pivotal to everything we do."

Adena T. Friedman, President and CEO

We post amendments to and intend to post waivers from the Nasdaq Code of Ethics (to the extent applicable to the principal executive officer, the principal financial officer or the controller and principal accounting officer) or to the Nasdaq Code of Conduct for the Board on our Investor Relations website. We also will disclose amendments or waivers to the codes in any manner otherwise required by the standards applicable to companies listed on The Nasdaq Stock Market.

Corporate Responsibility and Focus on Entrepreneurship

Nasdaq's Corporate Responsibility Program demonstrates an ongoing commitment to thoughtfully manage our social, environmental and corporate governance operations. Corporate responsibility encompasses a broad range of disciplines within the company, including sustainability, philanthropy, volunteerism and corporate citizenship. Good corporate responsibility practices help us cut costs, create new business opportunities, attract top talent to the company and support the communities where we live and work.

Sustainability. Nasdaq recognizes the growing scarcity of natural resources and our shared responsibility for the betterment of the planet. To that end, we embed sustainability into our corporate structure and way of life. Nasdaq was included in the 2016 Dow Jones Sustainability Index, which honors the most sustainable and transparently operated companies. Our Helsinki Stock Exchange has been carbon-neutral since 2011, and again won recognition for its Green Office programs.

Nasdaq was one of 16 companies selected for the Dow Jones Sustainability North America Index in 2016.

Philanthropy. Nasdaq provides philanthropic assistance to local communities and institutions in a variety of ways. Our donation matching program, open to all employees and contractors, provides 100% corporate matching funds (and sometimes more for specific initiatives) for donations to an IRS-registered, 501(c)(3)-compliant organization. In 2016, over 400 qualifying donations were made through this program, generating $289,000 in charitable impact. We also launched our first global impact matching day—Giving Tuesday—in 2016, recording nearly $100,000 in donations in 24 hours. Nasdaq again partnered with Angelwish to send toys to chronically ill children. The company also continued a separate contributions program that regularly evaluates charitable causes and institutions for donations, as well as a system for generating need-based donations in times of crisis.

Volunteerism. A robust and inclusive corporate volunteering program benefits not only our company and employees, but also the community. Nasdaq offers employees two paid days per year to donate their time to a worthy cause, and our employees generated a 150% increase in the use of this benefit in 2016. The company sponsored more than a dozen team volunteering events, partnering with New York Cares, Junior Achievement, Mentoring USA, Habitat for Humanity, College Summit and others. Nasdaq also awarded its second annual "Volunteer of the Year" award.

Corporate Citizenship. In addition to these activities, Nasdaq reinforced its corporate citizenship throughout 2016. By leveraging the Nasdaq MarketSite Opening and Closing Bell platform to publicize dozens of charitable causes and non-profit institutions—at no cost—Nasdaq enhanced media exposure and public awareness of certain issues, including STEM education, gender equality, health and fitness, disease prevention and literacy.

Focus on Entrepreneurship. The Nasdaq Entrepreneurial Center is a San Francisco-based non-profit organization whose mission is to educate, innovate, and connect aspiring and current entrepreneurs. Since launching in September 2015, the Nasdaq Entrepreneurial Center has developed 185 original programs that have benefitted 5,000 entrepreneurs across the globe. In keeping with a commitment to advancing inclusivity, the Center is proud that 49% of its entrepreneurs are women. To achieve these milestones, the Center has partnered with universities and thought leaders around the world, including Wilson Sonsini Goodrich & Rosati, KPMG, Lehigh University and The University of Melbourne. In addition to its own entrepreneurial education

and original research, the Center supports a wide variety of like-minded organizations, including non-profits, accelerators, investors, universities and government agencies, with curriculum and joint programming to serve local and international audiences.

The Center was established with the support of the Nasdaq Educational Foundation, a non-profit organization whose mission is to connect the business, capital and innovative ideas that advance global economies. In 2016, the Nasdaq Educational Foundation also supported academic programs on entrepreneurship at Columbia University, Fordham University and the Massachusetts Institute of Technology.

Stockholder Outreach

Nasdaq believes that strong corporate governance should include regular, constructive year-round engagement. We actively engage with our stockholders as part of our annual corporate governance cycle as described below.



Spring	Summer	Fall	Winter
• Active outreach with institutional holders to discuss important governance items to be considered at Annual Meeting • Publish annual communications to stockholders: annual report, proxy statement and 10-K • Conduct Annual Meeting	• Post Annual Meeting results on Nasdaq website • Review results and feedback from Annual Meeting with institutional holders • Share investor feedback with the entire Board • Active outreach with institutional holders to discuss vote and follow up issues	• Conduct annual Board assessment of governance, including feedback of stockholders • Active outreach with institutional holders to identify focus and priorities for the coming year	• Active outreach with institutional holders to understand their priorities in the areas of corporate governance, executive compensation, environmental sustainability and other disclosures • Share investor feedback with the entire Board • Review governance best practices and trends, regulatory developments and our governance framework

Stockholder Communication with Directors

Stockholders and other interested parties are invited to contact the Board by writing us at: **AskBoard@nasdaq.com** or Nasdaq Board of Directors, c/o Joan C. Conley, SVP and Corporate Secretary, 805 King Farm Boulevard, Rockville, Maryland 20850.

Board of Directors

The Board of Directors unanimously recommends a vote FOR each of the nominees for director.

Proposal 1: Election of Directors

The business and affairs of Nasdaq are managed under the direction of our Board of Directors. Our directors have diverse backgrounds and experience and represent a broad spectrum of viewpoints.

Pursuant to our Amended and Restated Certificate of Incorporation and By-Laws and based on our governance needs, the Board may determine the total number of directors. The Board is authorized to have nine directors following our 2017 Annual Meeting.

Each of the nine nominees identified in this proxy statement has been nominated by our Nominating & Governance Committee and Board of Directors for election to a one-year term. All nominees have consented to be named in this proxy statement and to serve on the Nasdaq Board, if elected.

In an uncontested election, our directors are elected by a majority of votes cast at any meeting for the election of directors at which a quorum is present. This election is an uncontested election and therefore, each of the nine nominees must receive the affirmative vote of a majority of the votes cast to be duly elected to the Board. Any shares not voted, including as a result of abstentions or broker non-votes, will not impact the vote.

Our Corporate Governance Guidelines require that, in an uncontested election, an incumbent director must submit an irrevocable resignation as a condition to his or her nomination for election. If an incumbent director fails to receive the requisite number of votes in an uncontested election, the irrevocable resignation becomes effective and such resignation will be considered by the Nominating & Governance Committee. This Committee will recommend to the full Board whether or not to accept the resignation. The Board is required to act on the recommendation and to disclose publicly its decision-making process with respect to the resignation. All the incumbent directors have submitted an irrevocable resignation.

Director Nomination Process

The Nominating & Governance Committee considers possible candidates suggested by Board and Committee members, industry groups, stockholders and senior management. In addition to submitting suggested nominees to the Nominating & Governance Committee, a Nasdaq stockholder may nominate a person for election as a director, provided the stockholder follows the procedures specified in Nasdaq's By-Laws. The Nominating & Governance Committee reviews all candidates in the same manner, regardless of the source of the recommendation. In addition, the Nominating & Governance Committee may engage a third-party search firm from time-to-time to assist in identifying and evaluating qualified candidates. The Nominating & Governance Committee has retained the search firm of Spencer Stuart to help identify director prospects, perform candidate outreach, assist in reference and background checks and provide other related services. For 2017, the new nominee to our Board was brought to the attention of the Nominating and Governance Committee by one of our current directors.

We are obligated by the terms of a stockholders' agreement dated February 27, 2008 between Nasdaq and Borse Dubai, as amended, to nominate and generally use best efforts to cause the election to the Nasdaq Board of one individual designated by Borse Dubai, subject to certain conditions. H.E. Kazim is the individual designated by Borse Dubai as its nominee.

Director Independence

Nasdaq's common stock is currently listed on The Nasdaq Stock Market and Nasdaq Dubai. In order to qualify as independent under the listing rules of The Nasdaq Stock Market, a director must satisfy a two-part test. First, the director must not fall into any of several categories that would automatically disqualify the director from being deemed independent. Second, no director qualifies as independent unless the Board affirmatively determines that the director has no direct or indirect relationship with the company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Nasdaq Dubai listing rules and the Markets Rules of the Dubai Financial Services Authority, a director is considered independent if the Board determines the director to be independent in character and judgment and to have no commercial or other relationships or circumstances that are likely to affect, or could appear to impair, the director's judgment in a manner other than in the best interests of the company.

Based upon detailed written submissions by each individual, the Board has determined that all of our current directors and director nominees are independent under the rules of each of The Nasdaq Stock Market and Nasdaq Dubai, other than Ms. Friedman and Mr. Greifeld. Ms. Friedman is deemed not to be independent because she is Nasdaq's President and CEO. Mr. Greifeld is deemed not to be independent because he is Nasdaq's Chairman, which is currently an executive officer position.

None of the current directors or director nominees are party to any arrangement with any person or entity other than the company relating to compensation or other payments in connection with the director's or nominee's candidacy or service as a director, other than arrangements that existed prior to the director's or nominee's candidacy.

Director Criteria, Qualifications, Experience and Tenure

In evaluating the suitability of individual Board nominees, the Nominating & Governance Committee takes into account many factors, including a general and diverse understanding of the global economy, capital markets, finance and other disciplines relevant to the success of a large publicly-traded financial technology company; a general understanding of Nasdaq's business and technology; the classification requirements under our By-Laws; the individual's educational and professional background and personal accomplishments; and factors such as geography, gender, age and diversity. The Committee evaluates each individual candidate in the context of the Board as a whole, with the objective of maintaining a group of directors that can further the success of Nasdaq's business, while representing the interests of stockholders, employees and the communities in which the company operates. In determining whether to recommend a Board member for re-election, the Nominating & Governance Committee also considers the director's past attendance at meetings, participation in and contributions to the activities of the Board and the most recent Board self-assessment.

> The average Board tenure of Nasdaq's independent director nominees is 6.3 years compared to 8.2 years for S&P 500 companies.

As illustrated below, the Board and the Nominating & Governance Committee believe there are certain characteristics all director nominees exhibit.

Characteristics all director nominees exhibit



High personal and professional ethics

A proven record of success

A commitment to affiliated self-regulatory organizations

Sound business judgment

Leadership experience

Knowledge of financial services

A commitment to the long-term interests of our stockholders

An appreciation of multiple cultures and perspectives

Our Director Nominees

In addition, there are other attributes, skills and experience that should be represented on the Board as a whole, but not necessarily by each director. The table below summarizes key qualifications, skills and attributes most relevant to the decision to nominate candidates to serve on the Board of Directors. A mark indicates a specific area of focus or expertise on which the Board relies most. The lack of a mark does not mean the director does not possess that qualification or skill. Each director biography below describes each director's qualifications and relevant experience in more detail.

	Capital Markets	Cybersecurity	FinTech	Mergers & Acquisitions	Public Company Board & Corporate Governance	Risk Management	Senior Leadership
Melissa M. Arnoldi		•	•	•		•	•
Charlene T. Begley		•	•		•	•	•
Steven D. Black	•		•	•	•	•	•
Adena T. Friedman	•		•	•	•	•	•
Glenn H. Hutchins	•		•	•	•	•	•
Essa Kazim	•		•		•	•	•
Thomas A. Kloet	•		•	•	•	•	•
Michael R. Splinter		•	•	•	•	•	•
Lars R. Wedenborn	•		•	•	•	•	•



Melissa M. Arnoldi

Age: 44

Director since: N/A

Other Public Company Boards: None

Nasdaq Board Committees: N/A

Ms. Arnoldi has been President of Technology Development at AT&T Services, Inc., a telecommunications company, since September 2016. Ms. Arnoldi has served in various capacities at AT&T since 2008 including: SVP, Technology Solutions & Business Strategy, from December 2014 to September 2016; VP, IT Strategy & Business Integration, from December 2012 to December 2014; and AVP, IT from January 2008 to December 2012. Prior to AT&T, Ms. Arnoldi was a partner in the Communications & High Technology Industry Group at Accenture Ltd. from 2006-2008 serving in various other capacities from 1996-2008.



Charlene T. Begley

Age: 50

Director since: 2014

Other Public Company Boards: Red Hat, Inc. (Audit and Nominating and Governance Committees); WPP plc (Audit and Nominating and Governance Committees)

Nasdaq Board Committees: Audit

Ms. Begley served in various capacities for the General Electric Company, a diversified infrastructure and financial services company, from 1988-2013. Ms. Begley served in a dual role as SVP and Chief Information Officer, as well as President and CEO of GE's Home and Business Solutions Office, from January 2010-December 2013. Previously, Ms. Begley served as President and CEO of GE's Enterprise Solutions from 2007-2009. At GE, Ms. Begley served as President and CEO of GE Plastics and GE Transportation. She also led GE's Corporate Audit staff and served as CFO for GE Transportation and GE Plastics Europe and India.



Steven D. Black

Age: 64

Director since: 2011

Other Public Company Boards: None

Nasdaq Board Committees: Management Compensation and Nominating & Governance

Mr. Black has been Co-CEO of Bregal Investments, a private equity firm, since September 2012. He was the Vice Chairman of JP Morgan Chase & Co. from March 2010-February 2011 and a member of the firm's Operating and Executive Committees. Prior to that position, Mr. Black was the Executive Chairman of JP Morgan Investment Bank from October 2009-March 2010. Mr. Black served as Co-CEO of JP Morgan Investment Bank from 2004-2009. Mr. Black was the Deputy Co-CEO of JP Morgan Investment Bank since 2003. He also served as head of JP Morgan Investment Bank's Global Equities business since 2000 following a career at Citigroup and its predecessor firms.



Adena T. Friedman

Age: 47

Director since: 2017

Other Public Company Boards: None

Nasdaq Board Committees: Finance

Ms. Friedman was appointed President and CEO and elected to the Board effective January 1, 2017. Previously, Ms. Friedman served as President and Chief Operating Officer since December 2015. Ms. Friedman rejoined Nasdaq in 2014 as President, after serving as CFO and Managing Director at The Carlyle Group, a global alternative asset manager, from March 2011 to June 2014. Prior to joining Carlyle, Ms. Friedman was a key member of Nasdaq's management team for over a decade including as head of data products, head of corporate strategy and CFO.



Glenn H. Hutchins

Age: 61

Director since: 2005

Other Public Company Boards: AT&T Inc.

Nasdaq Board Committees: Finance (Chair) and Nominating & Governance

Mr. Hutchins is a Co-Founder of Silver Lake, a technology investment firm that was established in January 1999 where he served as Managing Director and Co-CEO until 2011. Mr. Hutchins serves as a director of the Federal Reserve Bank of New York. He served as Chairman of the Board of SunGard Capital Corp. and SunGard Capital Corp. II until November 2015.



Essa Kazim

Age: 58

Director since: 2008

Other Public Company Boards: None

Nasdaq Board Committees: Finance

H.E. Kazim has been Governor of the Dubai International Financial Center since January 2014. Since 2006, he has served as Chairman of Borse Dubai and Chairman of the Dubai Financial Market. H.E. Kazim began his career as a Senior Analyst in the Research and Statistics Department of the UAE Central Bank in 1988 and then he moved to the Dubai Department of Economic Development as Director of Planning and Development in 1993. He was then appointed Director General of the Dubai Financial Market from 1999-2006. H.E. Kazim is Deputy Chairman of the Supreme Legislation Committee in Dubai and a member of the Supreme Fiscal Committee of Dubai.



Thomas A. Kloet

Age: 58

Director since: 2015

Other Public Company Boards: None

Nasdaq Board Committees: Audit (Chair)

Mr. Kloet was the first CEO and Executive Director of TMX Group Limited, the holding company of the Toronto Stock Exchange; TSX Venture Exchange; Montreal Exchange; Canadian Depository for Securities; Canadian Derivatives Clearing Corporation and the BOX Options Exchange, from 2008-2014. Previously, he served as CEO of the Singapore Exchange and as a senior executive at Fimat USA (a unit of Société Générale), ABN AMRO and Credit Agricole Futures, Inc. He also served on the Boards of CME and various other exchanges worldwide. Mr. Kloet is a CPA and a member of the AICPA. He is also a member of the U.S. Commodity Futures Trading Commission's Market Risk Advisory Committee and was inducted into the FIA Hall of Fame in March 2015. Mr. Kloet is a Trustee of Northern Funds, which offers 44 portfolios, and Northern Institutional Funds, which offers 7 portfolios. Mr. Kloet also chairs the Boards of Nasdaq's U.S. exchange subsidiaries.



Michael R. Splinter

Age: 66

Director since: 2008

Other Public Company Boards: Meyer Burger Technology Ltd; TSMC, Ltd.
(Audit and Compensation Committees)

Nasdaq Board Committees: Management Compensation (Chair)

Mr. Splinter was elected Lead Independent Director of Nasdaq's Board effective January 1, 2017. He is a business and technology consultant and the co-founder of WISC Partners, a regional technology venture fund started in June 2016. He served as Executive Chairman of the Board of Directors of Applied Materials, a leading supplier of semiconductor equipment from September 2013 until he retired in June 2015. At Applied Materials, he served as Chairman of the Board of Directors from March 2009-September 2013 and CEO from April 2003-September 2013. An engineer and technologist, Mr. Splinter is a 40-year veteran of the semiconductor industry. Prior to joining Applied Materials, Mr. Splinter was an executive at Intel Corporation. Mr. Splinter was elected to the National Academy of Engineers in 2017.



Lars R. Wedenborn

Age: 58

Director since: 2008

Other Public Company Boards: None

Nasdaq Board Committees: Audit

Mr. Wedenborn is CEO of FAM AB, which is owned by the three largest Wallenberg foundations. He started his career as an auditor. During 1991-2000, he was Deputy Managing Director and CFO at Alfred Berg, a Scandinavian investment bank. He served with Investor AB, a Swedish industrial holding company, as EVP and CFO from 2000-2007. Mr. Wedenborn was a member of the Board of OMX AB prior to its acquisition by Nasdaq. Mr. Wedenborn was elected Chairman of the Nasdaq Nordic Ltd. Board in October 2009.

Board Committees

Our Board has four standing Committees: an Audit Committee, a Finance Committee, a Management Compensation Committee and a Nominating & Governance Committee. Each of these Committees, other than the Finance Committee, is composed exclusively of directors determined by the Board to be independent. The Chair of each Committee reports to the Board in Chairman's Session or Executive Session on the topics discussed and actions taken at each meeting. The Lead Independent Director is responsible for chairing the Executive Sessions of the Board and reporting to the CEO, Chairman and Corporate Secretary on any actions taken during Executive Sessions. A description of each standing Committee is included on the following pages.

Audit Committee



10 Meetings in 2016

Thomas A. Kloet (Chair)
Charlene T. Begley
Ellyn A. McColgan
Lars R. Wedenborn

"Individual characteristics of Audit Committee members support a group dynamic that drives a Board towards excellence."

Thomas A. Kloet

Key Objectives:

- Oversees Nasdaq's financial reporting process on behalf of the Board.
- Appoints, retains, approves the compensation of and oversees the independent registered public accounting firm.
- Assists the Board by reviewing and discussing the quality and integrity of accounting, auditing, staffing and financial reporting practices at Nasdaq.
- Assists the Board by reviewing the adequacy and effectiveness of internal controls and the effectiveness of Nasdaq's enterprise risk management, corporate compliance and regulatory programs.
- Reviews key enterprise risk management, regulatory, control and compliance matters.
- Reviews and approves or ratifies all related party transactions, as further described below under "Certain Relationships and Related Transactions."
- Assists the Board in reviewing and discussing Nasdaq's Global Ethics and Corporate Compliance Program and confidential whistleblower process.
- Assists the Board in its oversight of the internal audit function.
- Reviews and recommends to the Board for approval the company's regular dividend payments.
- Updates the Board on discussions and decisions from the Audit Committee meetings.

2016 Highlights:

- Oversaw Nasdaq's financial reporting process, reviewing the disclosures in the company's quarterly earnings releases, quarterly reports on Form 10-Q and annual report on Form 10-K.
- Reviewed non-GAAP disclosures, impairment assessments and the impact or potential impact of changes in various accounting standards.
- Provided oversight on the performance of the internal audit function during the year.
- Oversaw control remediation efforts by management.
- Reviewed and discussed the company's enterprise risk management process including its governance structure, risk assessment and risk management practices and guidelines.
- Reviewed and approved the company's Corporate Information Security and Technology Risk Strategic Plan and focused significant attention on the company's information and cybersecurity program and market systems' resiliency.
- Received updates on cybersecurity, new U.S. and global technology initiatives from the Chief Information Officer.
- Reviewed key regulatory compliance matters.
- Provided oversight for the Global Ethics and Corporate Compliance Program.
- Evaluated the performance of the independent auditor and continued to review and approve all services provided and fees charged by such auditors.
- Reviewed and approved or ratified all related party transactions, as further described below under "Certain Relationships and Related Transactions."
- Oversaw and discussed with management at every meeting key risks, including emerging and escalating risks.
- Held Executive Sessions individually with external auditors, internal auditors, the General Counsel, the CFO and the Chief Information Officer.

Risk Oversight Role:

- Reviews the systems of internal controls, financial reporting and the Global Ethics and Corporate Compliance Program.
- Reviews the enterprise risk management structure and process.

Independence:

- Each member of the Audit Committee is independent as defined in Rule 10A-3 adopted pursuant to the Sarbanes-Oxley Act of 2002 and in the listing rules of The Nasdaq Stock Market. The Board determined that all of the members of the Audit Committee are "audit committee financial experts" within the meaning of SEC regulations. Each also meets the "financial sophistication" standard of The Nasdaq Stock Market.

Finance Committee



5 Meetings in 2016

Glenn H. Hutchins (Chair)
Börje E. Ekholm
Adena T. Friedman [1]
Essa Kazim

"Our prudent approach to managing our capital structure has allowed us to execute our company's strategy and puts us in a stronger position to create long-term value for our stockholders."

Glenn H. Hutchins

1. Appointed effective January 1, 2017 to replace Robert Greifeld, who served on the Finance Committee in 2016.

Key Objectives:

- Reviews and recommends for approval by the Board the capital plan of the company, including the plan for repurchasing shares of the company's common stock and the proposed dividend plan.

- Reviews and recommends for approval by the Board significant mergers, acquisitions and business divestitures.

- Reviews and recommends for approval by the Board significant capital market transactions and other financing arrangements.

- Reviews and recommends for approval by the Board significant capital expenditures, lease commitments and asset disposals, excluding those included in the approved annual budget.

- Oversees and approves the Treasury policy.

2016 Highlights:

- Reviewed and approved certain financing transactions in connection with the acquisition of International Securities Exchange.

- Reviewed and recommended for Board approval the 2017 Capital Allocation Plan.

- Reviewed and approved an updated Finance Authorization Policy and a template for Board analysis of future M&A transactions.

Risk Oversight Role:

- Monitors operational and strategic risks related to Nasdaq's financial affairs, including capital structure and liquidity risks.

- Reviews the policies and strategies for managing financial exposure and certain risk management activities of Nasdaq's treasury function.

Management Compensation Committee

 **5** Meetings in 2016

Michael R. Splinter (Chair)
Steven D. Black
Börje E. Ekholm

"The Management Compensation Committee remains focused on maintaining a strong link between executive compensation and the company's strategy. To that end, we continue to align performance metrics with the company's strategic priorities."

Michael R. Splinter

Key Objectives:

- Establishes and annually reviews the executive compensation philosophy.

- Reviews and approves all compensation and benefit programs applicable to Nasdaq's executive officers annually. Any program changes applicable to the CEO and CFO are referred to the Board for final approval.

- Reviews and approves the base salary, incentive compensation, performance goals and equity awards for executive officers. For the CEO and CFO, these items will be referred to the Board for final approval.

- Reviews and approves the base salary and incentive compensation for those non-executive officers with target total cash compensation in excess of $1,000,000 or an equity award valued in excess of $600,000.

2016 Highlights:

- Extensive focus on development of executive talent and succession planning, specifically CEO succession planning.

- Reviewed the effectiveness of the annual and long-term incentive plans.

- Together with the Nominating & Governance Committee, led the annual performance evaluation of the CEO.

Risk Oversight Role:

- Monitors the risks associated with elements of the compensation program, including organizational structure, compensation plans and goals, succession planning, organizational development and selection processes.

- Evaluates the effect the compensation structure may have on risk-related decisions.

Independence:

- Each member of the Management Compensation Committee is independent and meets the additional eligibility requirements set forth in the listing rules of The Nasdaq Stock Market.

Nominating & Governance Committee



8 Meetings in 2016

Börje E. Ekholm (Chair)
Steven D. Black
Glenn H. Hutchins

"The Nominating & Governance Committee seeks a Board with diverse opinions and perspectives that is representative of our global business and our stockholders."

Börje E. Ekholm

Key Objectives:

- Determines the skills and qualifications necessary for the Nasdaq Board and develops criteria for selecting potential directors.
- Identifies, reviews, evaluates and nominates candidates for annual elections to the Nasdaq Board.
- Leads the annual review of the overall effectiveness of the Board and Committees.
- Monitors company compliance with corporate governance requirements.
- Reviews and recommends the Board and Committee membership and leadership structure.
- Reviews and recommends to the Board candidates for election as officers with the rank of EVP or above.
- Together with the Management Compensation Committee, leads the annual performance review of the CEO.

2016 Highlights:

- Focused significant time on the ongoing Board refreshment process.
- Discussed the qualifications and skills of potential director nominees.
- Conducted the annual Board effectiveness assessment and monitored follow-up items.
- Discussed and considered stockholder input on governance topics and evolving governance issues, trends and policies.
- Reviewed and recommended the By-Law amendments to implement proxy access.

Risk Oversight Role:

- Oversees risks related to the company's governance structure, trends, policies and processes.
- Monitors independence of the Board.

Independence:

- Each member of the Nominating & Governance Committee is independent, as required by the listing rules of The Nasdaq Stock Market.

Director Compensation

Annual non-employee director compensation is based upon a compensation year beginning and ending in May. Staff directors, including Mr. Greifeld and Ms. Friedman, do not receive compensation for serving on the Board. Every two years, the Management Compensation Committee reviews the Director Compensation Policy, considers a competitive market analysis of director compensation data and recommends changes, if any, to the policy to the Board for approval. The table below reflects the compensation policy for non-employee directors for the current and prior compensation years. The 2016 revisions to the policy eliminated Board and Committee meeting fees and placed a greater emphasis on equity awards.

Under the Board Compensation Policy that was in effect from May 2015 through May 2016, each non-employee director received Board and Committee meeting fees that the director could elect to receive in cash or equity. Cash payments for Board and Committee meeting fees were made in arrears on a semi-annual basis. If a director elected to receive equity for Board and Committee meeting fees in lieu of cash, the equity will be awarded on the date of the Annual Meeting and will vest in full immediately.

Each non-employee director may elect to receive the annual retainer in cash (payable in equal semi-annual installments), equity or a combination of cash and equity. The annual equity award and any equity elected as part of the annual retainer are awarded automatically on the date of the Annual Meeting of Stockholders immediately following election and appointment to the Board. These equity awards vest in full one year from the date of grant.

Each non-employee director also may elect to receive Committee Chair and/or Committee member fees in cash or equity. Cash payments for Committee service are made in a lump sum near the beginning of the compensation year. If a director elects to receive equity for Committee service in lieu of cash, the equity will be awarded on the date of the Annual Meeting and will vest in full one year from the date of grant.

All equity paid to Board members consists of RSUs. The amount of equity to be awarded is calculated based on the closing market price of our common stock on the date of the Annual Meeting. Unvested equity is forfeited in certain circumstances upon termination of the director's service on the Board.

Directors are reimbursed for business expenses and reasonable travel expenses for attending Board and Committee meetings. Non-employee directors do not receive retirement, health or life insurance benefits. Nasdaq provides each non-employee director with director and officer liability insurance coverage, as well as accidental death and dismemberment and travel insurance for and only when traveling on behalf of Nasdaq.

Item	May 2016-May 2017	May 2015-May 2016
Board Meeting Attendance Fee (Per Meeting)	–	$1,500
Committee Meeting Attendance Fee (Per Meeting)	–	$1,500
Annual Retainer for Board Members (Other than the Chairman and Lead Independent Director)	$75,000	$80,000
Annual Retainer for Board Chairman	$240,000	$205,000
Annual Retainer for Lead Independent Director	$150,000	–
Annual Equity Award for All Board Members (Grant Date Market Value)	$200,000	$115,000
Annual Audit Committee Chair Compensation	$30,000	$25,000
Annual Audit Committee Member Compensation	$10,000	$5,000
Annual Management Compensation Committee Chair Compensation	$30,000	$25,000
Annual Management Compensation Committee Member Compensation	$10,000	$5,000
Annual Nominating & Governance Committee Chair Compensation	$20,000	$15,000
Annual Nominating & Governance Committee Member Compensation	$5,000	–

Stock Ownership Guidelines

Under our stock ownership guidelines, non-employee directors must maintain a minimum ownership level in Nasdaq common stock of five times the annual cash retainer. Shares owned outright, through shared ownership and in the form of vested and unvested restricted stock, are taken into consideration in determining compliance with these stock ownership guidelines. Exceptions to this policy may be necessary or appropriate in individual situations and the Chairman of the Board may approve such exceptions from time to time. New directors have until four years after their initial election to the Board to obtain the minimum ownership level. All of the directors were in compliance with the guidelines as of December 31, 2016.

2016 Director Compensation Table

Name [1]	Fees Earned or Paid in Cash ($) [2,3]	Stock Awards ($) [4,5,6]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Charlene T. Begley	$104,000	$196,168	–	–	–	–	$300,168
Steven D. Black	$33,000	$269,700	–	–	–	–	$302,700
Börje E. Ekholm [7]	$48,000	$431,582	–	–	–	–	$479,582
Glenn H. Hutchins	$17,000	$269,700	–	–	–	–	$286,700
Essa Kazim	$50,500	$269,700	–	–	–	–	$320,200
Thomas A. Kloet [8]	$222,472	$196,168	–	–	–	–	$418,640
John D. Markese [9]	$86,743	–	–	–	–	–	$86,743
Ellyn A. McColgan [7]	$31,000	$269,700	–	–	–	–	$300,700
Michael R. Splinter	$43,500	$269,700	–	–	–	–	$313,200
Lars R. Wedenborn [10]	$98,309	$269,700	–	–	–	–	$368,009

1. Robert Greifeld and Adena T. Friedman are not included in this table as they are employees of Nasdaq and thus receive no compensation for their service as directors. For information on the compensation received by Mr. Greifeld and Ms. Friedman as employees of the company, see "Compensation Discussion and Analysis" and "Executive Compensation Tables."

2. The differences in fees earned or paid in cash reported in this column largely reflect differences in each individual director's election to receive the annual retainer in cash or RSUs. This election is made at the beginning of the Board compensation year in May and applies throughout the year. In addition, the difference in fees earned or paid also reflects Committee service and meeting attendance.

3. As discussed above, Nasdaq allows directors to receive Committee Chair and/or Committee member fees in equity, rather than cash. In addition, for part of 2016, directors received meeting fees, which they could elect to receive in equity, rather than cash. Accordingly, Directors Black, Hutchins and Splinter have elected to receive the amounts reported in this column in the form of equity that will be awarded in May 2017.

4. The amounts reported in this column reflect the grant date fair value of the stock awards computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in note 12 to the company's audited financial statements for the fiscal year ended December 31, 2016 included in our annual report on Form 10-K. The differences in the amounts reported among non-employee directors primarily reflect differences in each individual director's election to receive the annual retainer in cash or RSUs.

5. These stock awards, which were awarded on May 5, 2016, represent the annual equity award and the annual retainer if the director elected to receive it in equity. Each non-employee director received the annual equity award, which consisted of 3,164 RSUs with a grant date fair value of $196,168. Mr. Ekholm elected to receive his Chairman retainer in equity so he received an additional 3,797 RSUs with a grant date fair value of $235,414. Directors Black, Hutchins, Kazim, McColgan, Splinter and Wedenborn elected to receive all of their annual retainers in equity, so they each received an additional 1,186 RSUs with a grant date fair value of $73,532.

6. The aggregate number of unvested and vested shares and units of restricted stock beneficially owned by each non-employee director as of December 31, 2016 is summarized in the following table.

Director	Number of Unvested Restricted Shares and Units	Number of Vested Restricted Shares and Units
Charlene T. Begley	3,164	5,465
Steven D. Black	4,350	21,712
Börje E. Ekholm	6,961	32,685
Glenn H. Hutchins	4,350	33,684
Essa Kazim	4,350	25,181
Thomas A. Kloet	3,164	2,348
John D. Markese	–	62,246
Ellyn A. McColgan	4,350	22,196
Michael R. Splinter	4,350	39,807
Lars R. Wedenborn	4,350	–

7. Mr. Ekholm and Ms. McColgan are not standing for re-election at the 2017 Annual Meeting of Stockholders.

8. Fees Earned or Paid in Cash to Mr. Kloet include fees for his service as a director of both Nasdaq, Inc. ($124,000) and our U.S. exchange subsidiaries ($98,472). Mr. Kloet directs the fees for his service as a director to a 501(c)(3) charity of his choice. Mr. Kloet was elected Chairman of the Boards of our U.S. exchange subsidiaries and their Regulatory Oversight Committees in June 2016. Fees earned for Board and Committee service for our exchange subsidiaries are paid only in cash.

9. Fees Earned or Paid in Cash to Dr. Markese include fees for his partial year of service as a director of both Nasdaq, Inc. ($48,743) and our U.S. exchange subsidiaries ($38,000). Fees earned for Board and Committee service for our exchange subsidiaries are paid only in cash. In 2016, Dr. Markese did not stand for re-election either to the Boards of Nasdaq, Inc. or our U.S. exchange subsidiaries.

10. Fees Earned or Paid in Cash to Mr. Wedenborn include fees for his service both as a director of Nasdaq, Inc. ($66,500) and as Chairman of the Board of Nasdaq Nordic Ltd ($31,809 (€28,750)). The latter amount was converted to U.S. dollars from euros at an exchange rate of $1.1064 per euro, which was the average exchange rate for 2016. Fees earned for Board and Committee service for our exchange subsidiaries are paid only in cash.

The Board of Directors unanimously recommends a vote FOR the approval of the company's executive compensation on an advisory basis.

Proposal 2: Approval of the Company's Executive Compensation on an Advisory Basis

We are asking stockholders to approve, on an advisory basis, the company's executive compensation as reported in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the executive compensation program and practices described in this proxy statement.

We urge stockholders to read the Compensation Discussion and Analysis on the following page as well as the executive compensation tables and narrative beginning on page 44. The Compensation Discussion and Analysis describes our executive compensation program and the decisions made by our Management Compensation Committee in 2016 in more detail. The compensation tables provide detailed information on the compensation of our NEOs. The Board and the Management Compensation Committee believe that the compensation program for our NEOs has been effective in meeting the core principles described in the Compensation Discussion and Analysis in this proxy statement and has contributed to the company's long-term success.

In accordance with Section 14A of the Exchange Act and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the 2017 Annual Meeting of Stockholders.

RESOLVED, that the stockholders of Nasdaq, Inc. approve, on an advisory basis, the compensation of Nasdaq's NEOs, as disclosed in the proxy statement for Nasdaq's 2017 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the executive compensation tables and other related tables and narrative disclosure.

This advisory vote is not binding on the Board and the Management Compensation Committee. Although non-binding, the Board and the Management Compensation Committee will review and consider the outcome of the vote when making future decisions regarding our executive compensation program.

The Board has adopted a policy providing for annual stockholder advisory votes to approve the company's executive compensation. Under the current version of the policy, the next advisory vote to approve executive compensation will occur at the 2018 Annual Meeting of Stockholders.

Compensation Discussion and Analysis

Key Topics Covered

- Business Performance Highlights, page 28
- Pay for Performance Framework, page 29
- What We Pay and Why: Elements of Executive Compensation, page 33
- Risk Mitigation and Other Pay Practices, page 42

This Compensation Discussion and Analysis provides a summary of our executive compensation philosophy and programs and describes the compensation decisions we have made under these programs and the factors considered in making those decisions. This Compensation Discussion and Analysis and the Executive Compensation Tables focus on the compensation of our NEOs for 2016. 2016 was a year of significant transition for Nasdaq and our management team. The description below outlines the current and former roles of each of our NEOs.

- **Robert Greifeld** was appointed Chairman of the Board effective January 1, 2017, transitioning from his role as CEO, a position he held through December 31, 2016.

- **Michael Ptasznik** was appointed EVP, Corporate Strategy and CFO upon joining Nasdaq on July 11, 2016.

- **Adena T. Friedman** was appointed President and CEO effective January 1, 2017, transitioning from her role as President and Chief Operating Officer, a position she held through December 31, 2016.

- **Hans-Ole Jochumsen** was appointed Vice Chairman effective January 1, 2017, transitioning from his role as President with responsibility for Global Trading and Market Services, a position he held through December 31, 2016.

- **Bradley J. Peterson** continues to serve as EVP and Chief Information Officer, a position he also held in 2016.

- **Ronald Hassen** served as SVP, Controller and Principal Accounting Officer through March 31, 2016. After the announcement of Mr. Shavel's retirement, Mr. Hassen served as SVP and Interim CFO from February 1, 2016 through July 10, 2016. From July 11, 2016 through his retirement date of December 31, 2016, Mr. Hassen served as Strategic Advisor.

- **Lee Shavel** served as CFO and EVP, Corporate Strategy through January 31, 2016. Effective February 1, 2016, Mr. Shavel transitioned to the role of Strategic Advisor through his retirement date of March 31, 2016.

Business Performance Highlights

We achieved strong financial and operational performance across many of our business segments in 2016 while continuing to diversify our business, invest significantly in future initiatives and integrate our recent acquisitions.

Achieved record revenues less transaction-based expenses of **$2.3 billion** for the full year ended December 31, 2016

Led all U.S. exchanges with **91 IPOs**, representing **73% of all U.S. IPOs**, and welcomed 283 total new listings on The Nasdaq Stock Market

Introduced the **Nasdaq Financial Framework** to deliver to our Market Technology clients a single operational core that ties together Nasdaq's portfolio of technology offerings across the trade lifecycle

Increased our Information Services revenues **5.5% year-over-year to $540 million**

Achieved the **largest market share** in the U.S. market for multiply-listed options on equities and exchange traded funds

Closed four key acquisitions, including Boardvantage, International Securities Exchange, Marketwired and Nasdaq CXC (formerly Chi-X Canada)

Returned **$300 million** in value to stockholders through **$100 million** in repurchased stock and **$200 million** in paid dividends

Achieved **86.2%** three-year cumulative total stockholder return, significantly outperforming the S&P 500 and the Nasdaq composite over this time period

Pay for Performance Framework

We design our executive compensation program to reward financial and operational performance, effective strategic leadership and achievement of business unit goals and objectives, which are key elements in driving stockholder value and sustainable growth. Our compensation program is grounded in best practices and ethical and responsible conduct.

Key Governance Features of Executive Compensation Program

The following table summarizes the specific features of our executive compensation program. We believe our executive compensation practices drive performance and serve our stockholders' long-term interests.

What We DO	What We DON'T Do
Pay for performance; 100% of annual incentives and annual long-term incentive grants are performance-based	Guarantee bonus payments for our NEOs
Maintain robust stock ownership guidelines	Allow hedging or pledging of Nasdaq stock
Maintain a long-standing incentive "clawback" policy	Award non-performance based stock options
Provide change in control protection that requires a "double trigger"	Pay tax gross-ups on severance arrangements and perquisites
Provide only limited perquisites, which provide nominal additional assistance to allow executives to focus on their duties	Provide ongoing supplemental executive retirement plans; all benefits have been frozen
Conduct a comprehensive annual risk assessment of our compensation program	Permit re-pricing of underwater stock options without shareholder approval
	Accrue or pay dividends on unearned or unvested equity awards

Compensation Philosophy

We have endeavored to create a performance-based compensation program that meets the needs of our global company and its stockholders. On an annual basis, the Management Compensation Committee reviews Nasdaq's compensation philosophy, programs and practices. The following core principles reflect the Management Compensation Committee's current compensation philosophy.

- **The compensation program creates long-term stockholder value by fostering an ownership culture.** We promote employee stock ownership by granting long-term incentives to all employees and providing the ability to buy shares through our ESPP.

- **The compensation program focuses on key business objectives.** Our compensation program starts with strategic and financial goals and objectives, which inform all compensation decisions. Compensation decisions are also strongly influenced by client focus, regulatory compliance and ethical behavior.

- **The compensation program supports a high-performance environment via performance-based rewards.** Variable pay is emphasized over fixed pay through participation of all employees in annual and long-term incentive plans.

- **The compensation program reinforces the importance of meeting and/or exceeding performance targets through superior awards for superior performance and through differentiated awards based on performance achieved.** However, compensation plans and arrangements do not encourage excessive risk-taking by management.

- **The compensation program enables Nasdaq to compete effectively for talent.** The program is designed to attract, motivate and retain talented, high-performing individuals who are willing to commit to our success and to build long-term stockholder value.

- **We communicate compensation objectives and program clearly.** Ongoing employee educational programs ensure that the compensation objectives and program are well understood and serve as an effective motivational tool.

Our philosophy is based on the following guiding principles. Each individual component of compensation is considered independently and is not based on a formula. Each component, however, is intended to be complementary to the overall compensation package awarded to the executive.

Pay For Performance	Retention	Competitive Market Analysis
A substantial portion of compensation is variable or "at risk" and directly linked to individual, company and business unit performance.	Long-term vesting features ensure that an employee must remain with the company for a period of time to receive value from an award.	Total compensation is sufficiently competitive with industry peers to attract and retain executives with similar levels of experience, skills, education and responsibilities.
Internal Equity	Collateral Implications	Stockholder Alignment
Compensation takes into account the different levels of responsibilities, scope, risk, performance and future potential of our executives.	Our total compensation mix encourages executives to take appropriate, but not excessive, risks to improve our performance and build long-term stockholder value.	The financial interests of executives are aligned with the long-term interests of our stockholders through stock-based compensation and performance metrics that correlate with long-term stockholder value.

Say on Pay Results

For the last three consecutive years, more than 98% of the votes cast on our say-on-pay proposal were in favor of our executive compensation program and policies.

Each year we carefully consider the results of our Say on Pay advisory vote from the prior year. At our 2016 Annual Meeting of Stockholders, over 98% of the votes cast were in favor of the advisory vote to approve executive compensation. These results demonstrated significant stockholder support of our compensation program's design and goals, and we took into account the results of this advisory vote when making compensation decisions through the remainder of 2016 and into early 2017. In addition to the Say on Pay results, we also consider many other factors in evaluating our executive compensation programs, including our pay for performance philosophy and a competitive market analysis of peer companies. Consistent with our Say on Pay results and these other factors, in 2016 we retained the core elements of our executive compensation program, policies and decisions and believe that our programs continue to appropriately motivate and reward our senior management.

In addition to the perspective provided by the Say on Pay results, we also carefully solicit and consider feedback from our stockholders on executive compensation, corporate governance and other issues throughout the year. We welcome input from our stockholders on our executive compensation program through the communication process discussed in "Stockholder Communication with Directors."

Compensation Determinations

We have established a process for evaluating the performance of the company, the CEO and other NEOs for compensation purposes. On an annual basis, the Management Compensation Committee, the Board and Nominating & Governance Committee review our CEO's performance in Executive Session. As part of their deliberative process, the Management Compensation Committee and Board evaluate our CEO's performance against the pre-established corporate goals and determine appropriate CEO compensation. The factors considered include our CEO's performance against annual performance objectives, the performance of the company, the quality and development of the management team and employee engagement.

With the support of the Human Resources Department, our CEO develops compensation recommendations for the executive officers for consideration by the Management Compensation Committee and/or the Board. As part of this process, our CEO meets individually with each executive to discuss his or her performance against pre-established objectives determined during the previous year, as well as performance objectives and development plans for the coming year. This meeting gives each executive an opportunity to present his or her perspective of his or her performance and potential objectives and challenges for the upcoming year. Our CEO presents the results of each of the executive meetings to the Management Compensation Committee for its review and consideration as part of its deliberation process.

Competitive Positioning

To evaluate the external competitiveness of our executive compensation program, we compare certain elements of the program to similar elements used by peer companies. In setting 2016 compensation levels, the Management Compensation Committee used a comprehensive peer group, consisting of 20 companies, to conduct a competitive market analysis of the compensation program for our NEOs. We believe using and disclosing a peer group supports good governance and provides valuable input into compensation levels and program design.

When forming the peer group, we considered potential peers among both direct industry competitors and companies in related industries with similar talent needs. After identifying potential peers on this basis, we used the seven screening criteria to the right to select appropriate peer companies.

Each of these factors was initially weighted equally to develop a more refined list of companies for consideration. We then further reviewed each remaining company to determine its appropriateness for the final peer group with a particular focus on identifying meaningful talent peers. Certain companies were eliminated because of factors such as a significantly different market capitalization, limited competitive position for executive talent or limited global complexity relative to Nasdaq.

We believe the current peer group includes an accurate representation of Nasdaq's industry competitors and size-relevant, talent-focused comparators. In addition, we believe that year-over-year consistency in peer group usage is desirable for reviewing trends in market pay movement.

Screening Criteria Used to Select Peer Companies





1. REVENUE SIZE
2. MARKET CAPITALIZATION SIZE
3. FINANCIAL PERFORMANCE
4. DIRECT EXCHANGE COMPETITORS
5. FINANCIAL SERVICE COMPANIES
6. TECHNOLOGY DEPENDENT COMPANIES
7. COMPANIES WITH GLOBAL COMPLEXITY











Peer Group

The peer group consists of the following companies. [1]

Automatic Data Processing, Inc.	Deutsche Börse	Fidelity National Information Services, Inc.	Legg Mason, Inc.	TD Ameritrade Holding Corporation
BGC Partners Inc.	Discover Financial Services	Fiserv, Inc.	London Stock Exchange Group plc	TMX Group Inc.
CBOE Holdings, Inc.	DST Systems, Inc.	Intercontinental Exchange, Inc.	MasterCard Incorporated	The Charles Schwab Corporation
CME Group Inc.	E*TRADE Financial Corporation	Invesco Ltd.	McGraw Hill Financial	Visa Inc.

1. This peer group differs from the peer group used for the performance graph included in Item 5 of our annual report on Form 10-K, which is for stock performance comparisons and includes industry-only competitors.

In addition to the peer group, we also take into account that Nasdaq faces competition for talent from private firms, such as high frequency and other small trading firms, private equity funds and non-public technology companies for which public compensation data is not available.

Peer group data serves as only one reference point in evaluating our executive compensation program. We use this data to see how various elements of our executive compensation program compare to other companies. However, we do not set the compensation of our executives based on this data or target executive compensation to a specific percentile of the compensation set by our competitors. Instead, the comparison is conducted solely to determine if the compensation is competitive to the market. Each executive is evaluated individually based on skills, knowledge, performance, growth potential and, in the Management Compensation Committee's business judgment, the value he or she brings to the organization and Nasdaq's retention risk.

CEO's Role in the Executive Compensation Process

Our CEO regularly attends Management Compensation Committee meetings at the invitation of the Management Compensation Committee and provides his (or in 2017, her) perspective to the Management Compensation Committee regarding executive compensation matters generally and the specific performance of the other executive officers.

However, in accordance with the listing rules of The Nasdaq Stock Market, the CEO does not vote on executive compensation matters or attend Executive Sessions of the Management Compensation Committee or Board and the CEO is not present when his (or in 2017, her) own compensation is being discussed or approved.

Role of Compensation Consultants

In 2016, our Human Resources Department engaged Meridian Compensation Partners to assist staff in gathering data, reviewing best practices and making recommendations to the Management Compensation Committee about our executive compensation program. Meridian does not provide any other services to Nasdaq other than executive compensation consulting. Meridian does not directly advise the Management Compensation Committee or attend meetings. In 2016, we paid Meridian $48,184 in fees for competitive market data for executives and outside directors and $83,321 in fees for other executive compensation services. However, Meridian does not determine or recommend the amount or form of executive or director compensation.

Tally Sheets

When recommending compensation for the CEO and other NEOs, the Management Compensation Committee reviews tally sheets that detail the various elements of compensation for each executive. These tally sheets are used to evaluate the appropriateness of the total compensation package, to compare each executive's total compensation opportunity with his or her actual payout and to ensure that the compensation appropriately reflects the compensation program's focus on pay for performance.

What We Pay and Why: Elements of Executive Compensation

	Element	Description	Objectives
Fixed	Base Salary	Fixed amount of compensation for service during the year	Reward scope of responsibility, experience and individual performance
At-Risk	Annual Incentive Compensation	At-risk compensation, dependent on goal achievement Formula-driven annual incentive linked to corporate financial, business unit financial and strategic objectives and other organizational priorities	Promote strong business results by rewarding value drivers, without creating an incentive to take excessive risk Serve as key compensation vehicle for rewarding results and differentiating individual performance each year
	Long-Term Incentive Compensation	Award values are granted based on market competitive norms and individual performance For Executive Vice Presidents and above, 100% PSUs are paid in shares of common stock upon vesting based on three-year relative TSR ranking compared to peers and to the broad market, over each cycle– For Senior Vice Presidents, 50% PSUs are paid in shares of common stock upon vesting based on three-year relative TSR ranking compared to peers and to the broad market, over each cycle, and 50% paid in common shares upon vesting based on one-year Operating Income, then subject to three-year vesting	Motivate and reward executives for outperforming peers over several years Ensure that executives have a significant stake in the long-term financial success of the company, aligned with the stockholder experience Promote longer-term retention
Benefits	Retirement, Health and Welfare	401(k) plan with company match Competitive welfare benefits Frozen pension plan and frozen supplemental executive retirement plan	Provide market-competitive benefits to attract and retain top talent Frozen plans reflect legacy arrangements
Severance	Severance Arrangements–Termination Due to Change in Control ("Double Trigger")	Severance and related benefits paid upon termination without cause or resignation for good reason following a change in control Accelerated equity vesting upon termination post-change in control	Assist in attracting top talent Preserve executive objectivity when considering transactions in the best interest of stockholders Retention of executives through a change in control Equity provisions keep executives whole in situations where shares may no longer exist or awards cannot otherwise be replaced
	Severance Arrangements - Other	Specified amounts under employment arrangements with some executive officers Discretionary guidelines, for involuntary terminations without cause	Assist in attracting top talent Provide transition assistance if employment ends involuntarily Promote smooth succession planning upon retirement Allow the company to obtain release of employment-related claims
Other	Limited Perquisites	Limited additional benefits provided to certain executives	Provide nominal additional assistance that allows executives to focus on their duties

Pay for Performance

Nasdaq's executive compensation program is designed to deliver pay in accordance with corporate, business unit and individual performance. A large percentage of total target compensation is "at-risk" through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance and include a substantial portion of equity. The mix of actual direct compensation for our NEOs in 2016 is shown below.



Base Salary

We review base salaries on an annual basis in December. In addition, we may make adjustments to base salaries during the year in response to significant changes in an executive's responsibilities or events that would impact the long-term retention of a key executive. Salaries are established at levels commensurate with each executive's title, position and experience, recognizing that each executive is managing a component of a complex global company.

Under the terms of Mr. Greifeld's employment agreement, his base salary for 2016 was $1 million, which has remained unchanged since 2006, consistent with the terms of his employment agreement.

In January 2016, Mr. Hassen's base salary was increased from $380,000 to $500,000 to reflect his role as Interim CFO.

The table to the right shows each NEO's base salary at December 31, 2016 and 2015.

Named Executive Officer	Base Salary at December 31, 2016 ($)	Base Salary at December 31, 2015 ($)
Robert Greifeld	$1,000,000	$1,000,000
Michael Ptasznik	$500,000	–
Adena T. Friedman	$850,000	$850,000
Hans-Ole Jochumsen	$600,000	$600,000
Bradley J. Peterson	$525,000	$525,000
Ronald Hassen	$500,000	$380,000
Lee Shavel	–	$500,000

Annual Incentive Compensation

Annual performance-based cash incentives are an integral part of our executive compensation program. Our NEOs receive such awards through our ECIP.

Plan-Based Target Award Opportunities. At the beginning of each year, target annual cash incentive award opportunities are established for our NEOs based on an assessment of each officer's position and responsibilities, the competitive market analysis and the company's retention objectives.

In 2016, Mr. Greifeld's target annual incentive compensation remained unchanged at $2,300,000. Ms. Friedman's target annual incentive compensation was increased from $1,250,000 to $1,500,000 associated with her promotion to President and Chief Operating Officer. Mr. Hassen's target annual incentive compensation was increased to $750,000 from $380,000 in connection with his transition to the role of Interim CFO.

The table below shows each NEO's target annual incentive opportunity in 2016 and 2015.

Named Executive Officer	2016 Target Annual Incentive Opportunity ($)	2015 Target Annual Incentive Opportunity ($)
Robert Greifeld	$2,300,000	$2,300,000
Michael Ptasznik	$750,000	–
Adena T. Friedman	$1,500,000	$1,250,000
Hans-Ole Jochumsen	$1,000,000	$1,000,000
Bradley J. Peterson	$800,000	$800,000
Ronald Hassen	$750,000	$380,000
Lee Shavel	–	$750,000

Performance Goals. The annual cash incentive award payments for our executives are based on the achievement of pre-established, quantifiable performance goals. The CEO selects and recommends goals for the other executive officers based on their areas of responsibility and input from each executive. The Management Compensation Committee and/or the Board review and consider our CEO's recommendations and approve the goals for the coming year after identifying the objectives most critical to our future growth and most likely to hold executives accountable for the operations for which they are responsible.

The annual cash incentive awards are tied to results in the following areas:

- corporate objectives, including:
  - operating income (run rate), which measures business efficiency and profitability;
  - net revenues, which measure the ability to drive revenue growth; and
  - employee engagement, which measures overall employee satisfaction and motivation; and
- business unit objectives, which are defined business unit-specific goals (financial and strategic) that contribute to the company's short and long-term performance.

Operating income (run rate) and net revenues are the company's primary measures of short-term business success and key drivers of long-term stockholder value. Targets for operating income (run rate) and net revenues are set at the beginning of each year, as part of the company's annual budgeting process and are subject to adjustment for transactions and other extraordinary events. The employee engagement objectives are established at the beginning of the year by the Management Compensation Committee and/or the Board to focus the executive team on certain enterprise initiatives.

Business unit objectives also are established at the beginning of the year and are subject to adjustment for transactions and other extraordinary events. The business unit objectives consist of financial and strategic objectives specific to the business unit. The Management Compensation Committee and/or the Board set the business unit objectives to reflect the key responsibilities of each executive and incent focus on particular objectives in 2016. In lieu of business unit objectives, our CEO had strategic objectives relating to the entire organization.

Named Officer's Performance Objectives for 2016 and the Relative Weighting of these Objectives. We set goals at levels where the maximum payout would be difficult to achieve and beyond budget assumptions. The table below shows each NEO's performance objectives for 2016 and the relative weighting of these objectives.

Named Executive Officer	Corporate Operating Income (Run Rate)	Corporate Net Revenues	Employee Engagement	Business Unit Financial and Strategic Objectives
Robert Greifeld	45%	30%	–	25%
Michael Ptasznik	55%	10%	5%	30%
Adena T. Friedman	50%	30%	5%	15%
Hans-Ole Jochumsen	10%	10%	5%	75%
Bradley J. Peterson	30%	10%	5%	55%
Ronald Hassen	75%	20%	5%	–
Lee Shavel	–	–	–	–

Potential Payouts. Payouts are determined after the end of the year and are based on the sum of (i) actual performance under each corporate objective and (ii) actual performance against an executive's business unit/strategic objectives. Each goal applicable to the NEOs for 2016 had a minimum, target and maximum performance level.

Scoring of each goal is based on actual goal achievement compared to the target. In 2016, payouts on each goal could vary between 0% and 200% of the target. However, the non-financial goals were subject to a funding modifier aligned with the achievement of either corporate or business unit financial goals. This limitation ensures that the payout of overachievement against non-financial goals is aligned with financial results.

Payouts under the incentive compensation program also take into account ethical and responsible conduct, and awards are subject to a negative adjustment at the full discretion of the Management Compensation Committee and/or the Board based on conduct.

Corporate Objectives Performance vs. Goals.
The table to the right summarizes the 2016 corporate objectives.

Corporate Objective	Threshold (0% payout)	Target (100% Payout)	Maximum (200% payout)	Nasdaq's Results for 2016 as Measured for Compensation Purposes	Payout Percentage of Target Incentive Award Amount
Operating Income (Run Rate)[1]	$973.6m	$1,040.5m	$1,078.4m	$1,071.0m	180%
Net Revenues[1]	$2,183.3m	$2,276.1m	$2,344.2m	$2,278.3m	103%
Employee Engagement	4% decrease	3% improvement	6% improvement	Sustained current level	60%

1. Corporate operating income (run rate) excludes R&D for NFX implementation, foreign exchange impact, non-GAAP expense items and other non-operating revenue/expense items. Corporate net revenues exclude R&D, foreign exchange impact and non-recurring revenue items. Non-GAAP expense items primarily include amortization expense of acquired intangible assets, merger and strategic initiatives costs and restructuring charges. As a result, these calculations differ from the U.S. GAAP calculations of operating income and revenues less transaction-based expenses reported in our annual report on Form 10-K.

2016 Business Unit Financial and Strategic Objectives Performance vs. Goals. The Management Compensation Committee and/or the Board assessed each officer's achievement of the business unit financial and strategic objectives in 2016, as described below. Specific metrics for these goals are not disclosed for competitive purposes. However, 100% of our NEO goals were defined with quantifiable performance metrics and were approved by the Management Compensation Committee. No discretion was applied to any goal scoring unless specially noted below.

Named Executive Officer	Goal	Goal Weighting	Score as a Percent of Target
Robert Greifeld	Strategic Initiatives[1]	15%	79%
	Succession Planning and Execution	10%	200%
Michael Ptasznik	Expense Management	10%	200%
	Risk Management	10%	175%
	Operational Improvements[2]	10%	176%
Adena T. Friedman	Strategy/Innovation Initiatives[1]	15%	141%
Hans-Ole Jochumsen		30%	145%
	Global Trading & Market Services Operating Income	25%	100%
	Global Trading & Market Services Revenues		
	Global Trading & Market Services Strategic Initiatives[1]	20%	45%
Bradley J. Peterson	Global Technology Expense Run Rate	15%	200%
	Business Unit Blended Research and Development[2]	15%	176%
	Systems Reliability[2,3]		
	System Resiliency Risk[2]	15%	101%
		10%	176%
Ronald Hassen	–	–	–
Lee Shavel	–	–	–

1. For non-financial goals, maximum payout was limited by applicable business unit profit results.

2. Maximum payout was limited to 176% of target based on Corporate Operating Income results.

3. The Management Compensation Committee and Board of Directors explicitly considered certain systems reliability issues in 2016 in connection with their review and determination of this goal score. The Committee and Board reduced the formulaic score of 197% to a score of 101% of target for certain employees in the Global Technology Group.

Award Payouts. In early 2017, the Management Compensation Committee and/or the Board determined the final levels of achievement for each of the goals and approved payout amounts. There were no guaranteed minimum payouts for any of our NEOs; 100% of payouts were based on performance vs. pre-defined, measurable goals.

Named Executive Officer	2016 ECIP Award Payout ($)	2015 ECIP Award Payout ($)
Robert Greifeld	$3,306,250	$4,177,950
Michael Ptasznik[1]	$1,200,000	–
Adena T. Friedman	$2,175,750	$2,088,125
Hans-Ole Jochumsen	$1,095,500	$1,649,500
Bradley J. Peterson	$1,327,600	$1,522,000
Ronald Hassen	$1,197,000	$733,020
Lee Shavel	–	$1,437,375

1. Mr. Ptasznik joined Nasdaq on July 11, 2016 as EVP, Corporate Strategy and CFO. Since he started mid-year, Mr. Ptasznik's 2016 annual incentive award was limited to a maximum payout of $1,200,000.

Long-Term Incentive Compensation

Long-term incentive compensation for our executive officers consists entirely of performance-based equity awards. For officers at the EVP level or above, we grant PSUs based on relative TSR over a three-year performance period. Consistent with our pay for performance philosophy, this program represents 100% of the officer's long-term stock-based compensation. For SVPs, we grant two types of PSUs, each of which constitutes 50% of an SVP's equity award:

- PSUs based on relative TSR over a three-year performance period; and
- PSUs based on corporate operating income (run rate) over a one-year performance period, then subject to three-year vesting.

PSUs Based on Relative TSR. In 2016, each NEO (except Mr. Shavel) received a grant of PSUs subject to a three-year cumulative performance period beginning on January 1, 2016 and ending on December 31, 2018. The shares earned, if any, vest at the end of the performance period. Performance is determined by comparing Nasdaq's TSR to two groups of companies, each weighted 50%.

One group consists of all S&P 500 companies and the other group consists of the peer companies on the right. The peer companies include other global exchanges with sizable market capitalizations.

Peer Companies
ASX Limited
BM&F Bovespa
Bolsa Mexicana de Valores
Bolsas Y Mercados Espanoles
CBOE Holdings, Inc.
CME Group Inc.
Deutsche Börse AG
Euronext
Hong Kong Stock Exchange
ICAP plc (now NEX Group plc)
International Exchange, Inc.
Japan Exchange
London Stock Exchange Group plc
Singapore Exchange
TMX Group Inc.

The TSR results are measured at the beginning and end of the three-year performance period. Nasdaq's relative performance ranking against each of these groups will determine the final number of shares delivered to each individual. The maximum payout will be 200% of the target number of PSUs granted if Nasdaq ranks at the 85th percentile or above of both groups. However, if Nasdaq's TSR is negative for the three-year performance period, regardless of TSR ranking, the payout cannot exceed 100% of the target number of PSUs granted.

The table on the right shows the amount of shares a grantee may receive based upon different levels of achievement against each of the groups. For each group, the resulting shares earned will be calculated by multiplying the relevant percentage from the table below by one-half of the target award amount.

For levels of achievement between points, the resulting shares earned will be calculated based on straight-line interpolation.

Percentile Rank of Nasdaq's Three-Year TSR Versus the Relevant Group	Resulting Shares Earned
>= 85th Percentile	200%
67.5th Percentile	150%
50th Percentile	100%
25th Percentile	50%
15th Percentile	30%
0 Percentile	0%

PSUs Based on Corporate Operating Income (Run Rate).
In 2016, Mr. Hassen also received a grant of PSUs subject to a one-year performance period beginning on January 1, 2016 and ending on December 31, 2016. Performance was determined by comparing Nasdaq's actual corporate operating income (run rate) against a targeted amount, as set forth in the table below.

Performance between the minimum and the target and between the target and the maximum levels would result in incremental changes in payout on a straight-line basis.

Performance Range	Performance Against Target Corporate Operating Income (Run Rate)	Percent of Targeted Payout
Below Threshold	<$973.6 million	0%
Threshold	$973.6 million	50%
Target	$1,040.5 million	100%
Ceiling	$1,078.4 million	150%

Award Determination. In setting Mr. Greifeld's 2016 equity award target, the Management Compensation Committee focused on motivating performance, with significant upside and downside based on relative performance. Historical awards and the retention value of Mr. Greifeld's outstanding equity were taken into account when determining the target amount of his award. Peer group data also was considered in establishing a market-competitive award level.

Mr. Greifeld recommended the specific equity award targets for each of the other NEOs, which varied among executives depending upon responsibilities and retention considerations. The Management Compensation Committee and Board evaluated these recommendations and determined that the amount of each award reflected the individual's contributions, was aligned with competitive market levels and was appropriate for retention purposes. Mr. Shavel did not receive an equity award in 2016 due to his planned retirement date of March 31, 2016.

The target amount and target face value of the PSUs awarded to each of the NEOs under this program is set forth in the table below. With the exception noted below, the 2016 awards were approved on March 23, 2016 and granted on March 31, 2016, which was the date of Nasdaq's annual employee equity grant.

Named Executive Officer	Target TSR PSUs (#)	Target Operating Income PSUs (#)	Target Grant Date Face Value ($)
Robert Greifeld	112,985	–	$7,499,944
Michael Ptasznik[1]	8,279	–	$549,974
Adena T. Friedman	54,781	–	$3,636,363
Hans-Ole Jochumsen	27,390	–	$1,818,148
Bradley J. Peterson	19,173	–	$1,272,704
Ronald Hassen	2,739	3,012	$381,752
Lee Shavel	–	–	–

1. Mr. Ptasznik's award was approved on June 10, 2016 and granted on July 11, 2016.

Settlement of 2014 PSU Grants Based on Relative TSR. In January 2017, the Management Compensation Committee and the Board evaluated and approved the performance results for the PSUs granted to senior executives in 2014. These PSUs were subject to a three-year cumulative performance period beginning on January 1, 2014 and ending on December 31, 2016 and performance was determined by comparing Nasdaq's TSR to two groups of companies, each weighted 50%. One group consisted of all S&P 500 companies and the other group consisted of 15 peer companies.

The table below sets forth the 2014 PSU performance measure results.

Equity Award	Cumulative TSR	Weighting	Performance Factors	Percentile Rank	Payout	Blended Payout
2014 Three-Year PSU Award	86.2%	50%	Based on Relative TSR Against the S&P 500	94%	200%	200%
		50%	Based on Relative TSR Against Peers	87%	200%	

Based on these results, the NEOs earned the number of PSUs set forth below as compared to the target amounts granted.

Named Executive Officer	Target PSUs	PSUs Earned
Robert Greifeld	180,000	360,000
Michael Ptasznik	-	–
Adena T. Friedman	62,181	124,362
Hans-Ole Jochumsen	44,431	88,862
Bradley J. Peterson	29,532	59,064
Ronald Hassen	2,708	5,416
Lee Shavel	34,454	68,908

Settlement of 2016 PSU Grants Based on Corporate Operating Income (Run Rate). In January 2017, the Management Compensation Committee and the Board determined the number of shares that Mr. Hassen earned in connection with his 2016 PSU grant based on corporate operating income (run rate).

Based on the company's corporate operating income (run rate) of $1,071.0 million, PSUs awarded to all participants constituted 140% of the target shares. Since Mr. Hassen's target award was 3,012 shares, the final number of shares awarded to him was 4,216 shares. Under the terms of Mr. Hassen's retirement agreement, due to retirement eligibility, these shares vested immediately upon settlement.

Other 2016 Equity Grants. Upon hire, Mr. Ptasznik received a special one-time grant of RSUs with a face value of $1,000,000. In addition, Mr. Ptasznik received an additional grant of RSUs with a face value of $550,000, which constituted one-half of his annual equity award; the other half consisted of the PSUs based on relative TSR discussed above. The RSU grants vest 1/3 each year over a three-year period. The purpose of these grants was to compensate for forfeited unvested equity at his prior employer. The grants also serve as a long-term retention vehicle.

General Equity Award Grant Practices. The Management Compensation Committee and the Board approve annual equity awards at their regular March meetings, which are scheduled well in advance without regard to material company news announcements.

We believe that the current and expected expense and share utilization are reasonable and justified in light of the Management Compensation Committee's goals of aligning the long-term interests of officers and employees with those of stockholders, rewarding officers for long-term relative TSR growth and retaining a strong management team. We actively monitor the expense and share utilization associated with annual grants, and are committed to making adjustments to grant practices when appropriate.

Throughout the performance periods for equity awards, the Management Compensation Committee receives updates on the executives' progress in achieving applicable performance measures and monitors the compensation expense and share run rate that the company is incurring for outstanding equity awards.

The reference price for calculating the value of equity awards granted is the closing market price of Nasdaq's common stock on the date of grant. Existing equity ownership levels are not a factor in award determinations as we do not want to discourage senior executives from holding significant amounts of Nasdaq's common stock.

Benefits

Nasdaq provides a comprehensive benefits program to our executives, including the NEOs, which mirrors the program offered to our other employees. These benefits include, among others things, a 401(k) plan with 6% matching contributions, health and welfare benefits and an employee share purchase program. Under these plans, our NEOs participate on the same terms as other employees.

Severance

Except in employment agreements and other agreements for certain officers as described in this proxy statement, we are not obligated to pay general severance or other enhanced benefits to any NEO upon termination of his or her employment. However, the Management Compensation Committee and/or the Board has the discretion to pay severance plan benefits. Severance plan decisions do not influence other compensation decisions as these decisions are focused on motivating our executives to remain with Nasdaq and contribute to our future success.

Change in control severance is defined in employment agreements for certain NEOs, as described in this proxy, and in a change in control severance policy for NEOs without an employment agreement. We believe that the terms for triggering payment under each of the arrangements described in this proxy statement are reasonable. For example, these arrangements use what is known as a "double trigger," meaning that a severance payment as a result of a change in control is activated only upon the occurrence of both a change in control of the company and a loss of employment. Benefits under these arrangements will be provided only if Nasdaq is the target organization. In addition, a change in control under these arrangements is limited to situations where the acquirer obtains a majority of Nasdaq's voting securities or the current members of our Board (or their approved successors) cease to constitute a majority of the Board.

For further information on Nasdaq's limited severance arrangements, see "Executive Compensation Tables – Potential Payments Upon Termination or Change in Control."

Other

Because our executive compensation program emphasizes pay for performance, it includes very few perquisites for our executives. Under his employment agreement, for security reasons, we provide Mr. Greifeld with a company car and security-trained driver for use when conducting company business. Officers at the level of SVP and above are eligible to receive basic financial planning services and executive health

exams. In addition, like all employees and contractors, our executives are eligible to receive 100% corporate matching funds (and sometimes more for specific initiatives) for donations to an IRS-registered, 501(c)(3)-compliant organization. Participation in each of these programs is voluntary. We do not provide tax gross-up payments on perquisites.

During 2016, Mr. Ptasznik received a one-time payment of $18,157 for relocation expenses incurred for his move from Canada to the U.S. to join Nasdaq.

Risk Mitigation and Other Pay Practices

Risk Assessment of Compensation Program

We monitor the risks associated with our compensation program on an ongoing basis. In February 2017, the Management Compensation Committee and Audit Committee were presented with the results of an annual formal assessment of our employee compensation program in order to evaluate the risks arising from our compensation policies and practices. This risk assessment report reflected a comprehensive review and analysis of the components of our compensation program, including the performance measures established under the 2017 cash performance-based incentive award program. The Management Compensation Committee and Audit Committee both concluded, based on the risk assessment report's findings, that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on the company.

The risk assessment was performed by an internal working group consisting of employees in the Human Resources, Risk Management and Internal Audit Departments, as well as the Offices of General Counsel and Corporate Secretary. The findings were presented to the Global Risk Management Committee, which concurred with the working group's report. The risk assessment included the following steps:

- collection and review of existing Nasdaq compensation policies and pay structures;

- development of a risk assessment scorecard, analysis approach and timeline;

- conducting a qualitative risk assessment of performance goals to determine overall risk level; and

- review and evaluation of controls that might mitigate risk-taking (e.g., equity vesting structure, incentive recoupment policy and stock ownership guidelines).

Stock Ownership Guidelines

We have long recognized the importance of stock ownership as an essential means of closely aligning the interests of our executives with the interests of our stockholders. In addition to using equity awards as a primary long-term incentive compensation tool, we have in place stock ownership guidelines for our senior executives. Under its charter, the Management Compensation Committee is responsible for reviewing the stock ownership guidelines annually and verifying compliance.

Under the guidelines, the covered executives are expected to own specified dollar amounts of Nasdaq common stock based on a multiple of their base salary. The multiple is determined by officer level: our CEO must hold shares valued at six times base salary, our CFO must hold a four times multiple, other EVPs must hold a three times multiple and SVPs and Vice Chairmen must hold a one times multiple. Individual holdings, shares jointly owned with immediate family members or held in trust, shares of restricted stock (including vested and unvested), shares underlying PSUs after completion of the performance period and shares purchased or held through Nasdaq's plans, such as the Nasdaq ESPP, count toward satisfying the guidelines. New executives and executives who incur a material change in their responsibilities are expected to meet the applicable level of ownership within four years of their start date or the date of the change in responsibilities. All of the NEOs who were required to be in compliance with the guidelines on December 31, 2016 were in compliance with the guidelines as of that date.

Stock Holding Guidelines

We encourage our senior executives to retain equity grants until the applicable stock ownership level discussed above is reached. Under the stock ownership guidelines, these officers must hold the specified dollar amounts of stock through the end of their employment with Nasdaq. We feel that our guidelines provide proper alignment of the interests of our management and our stockholders and therefore, we do not have additional stock holding requirements beyond the stock ownership guidelines.

Trading Controls and Hedging and Pledging Policies

We prohibit directors or executive officers from engaging in securities transactions that allow them either to insulate themselves, or profit, from a decline in Nasdaq's stock price (with the exception of selling shares outright). Specifically, these individuals may not enter into hedging transactions with respect to Nasdaq's common stock, including short sales and transactions in derivative securities. Finally, these individuals may not pledge, hypothecate or otherwise encumber their shares of Nasdaq common stock.

Nasdaq permits all employees, including the NEOs, to enter into plans established under Rule 10b5-1 of the Exchange Act to enable them to trade in our stock, including stock received through equity grants, during periods in which they might not otherwise be able to trade because material nonpublic information about Nasdaq has not been publicly released. These plans include specific instructions to a broker to trade on behalf of the employee if our stock price reaches a specified level or if certain other events occur and therefore, the employee no longer controls the decision to trade.

Incentive Recoupment Policy

The Board and Management Compensation Committee have adopted an incentive recoupment or "clawback" policy that is applicable to officers with the rank of EVP and above. The policy provides that the company may recoup any cash or equity incentive payments predicated upon the achievement of financial results or operating metrics that are subsequently determined to be incorrect on account of material errors, material omissions, fraud or misconduct.

Tax and Accounting Implications of Executive Compensation

The Management Compensation Committee considers the income tax consequences of individual compensation elements when it is analyzing the overall level of compensation and the mix of compensation among individual elements.

Section 162(m) of the Internal Revenue Code of 1986, as amended, provides a limit of $1 million on the remuneration that may be deducted by a public company in any year in respect of the CEO and the three other most highly compensated executive officers (other than the principal financial officer). However, "performance-based compensation" is fully deductible if the plan under which the compensation is paid has been approved by the stockholders and meets other requirements. We attempt to structure our compensation arrangements so that amounts paid are tax deductible to the extent feasible and consistent with our overall compensation objectives. Depending upon the relevant circumstances at the time, the Management Compensation Committee may determine to award compensation that may not be deductible. In making this determination, the Management Compensation Committee balances the purposes and needs of our executive compensation program against the potential tax implications.

Generally, under U.S. GAAP, compensation is expensed as earned. We generally recognize compensation expense for equity awards on a straight-line basis over the requisite service period of the award.

Management Compensation Committee Report

The Management Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with our management. After such discussions, the Management Compensation Committee recommended to Nasdaq's Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into Nasdaq's annual report on Form 10-K.

The Management Compensation Committee

Michael R. Splinter, Chair
Steven D. Black
Börje E. Ekholm

Management Compensation Committee Interlocks and Insider Participation

None of the members of the Management Compensation Committee is an executive officer, employee or former officer of Nasdaq. With the exception of Ms. Friedman and Mr. Greifeld, none of Nasdaq's executive officers serves as a current member of the Nasdaq Board. None of Nasdaq's executive officers serves as a director or a member of the Compensation Committee of any entity that has one or more executive officers serving on the Nasdaq Board or Management Compensation Committee.

Executive Compensation Tables

The following tables, narrative and footnotes present the compensation of the NEOs during 2016 in the format mandated by the SEC.

2016 Summary Compensation Table

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Robert Greifeld Chief Executive Officer	2016	$1,000,000	–	$10,541,500	–	$3,306,250	$344,626	$110,528	$15,302,904
	2015	$1,000,000	–	$9,427,265	–	$4,177,950	$157,131	$101,230	$14,863,576
	2014	$1,000,000	–	$7,763,400	–	$2,550,450	$711,724	$58,355	$12,083,929
Michael Ptasznik Executive Vice President, Corporate Strategy and Chief Financial Officer	2016	$221,154	–	$2,252,756	–	$1,200,000	–	$23,542	$3,697,452
Adena T. Friedman President and Chief Operating Officer	2016	$850,000	–	$5,111,067	–	$2,175,750	$26,519	$30,642	$8,193,978
	2015	$751,538	–	$3,428,038	–	$2,088,125	$5,792	$26,277	$6,299,770
	2014	$396,947	–	$8,449,284	–	$1,636,250	$61,907	$8,678	$10,553,066
Hans-Ole Jochumsen President	2016	$600,000	–	$2,555,487	–	$1,095,500	–	$36,443	$4,287,430
	2015	$600,000	–	$2,285,359	–	$1,649,500	–	$40,015	$4,574,874
	2014	$558,409	–	$1,916,309	–	$1,623,000	–	$262,963	$4,360,681
Bradley J. Peterson Executive Vice President and Chief Information Officer	2016	$525,000	–	$1,788,841	–	$1,327,600	–	$34,873	$3,676,314
	2015	$524,231	–	$1,599,726	–	$1,522,000	–	$20,400	$3,666,357
	2014	$497,115	–	$1,273,715	–	$874,575	–	$15,417	$2,660,822
Ronald Hassen Former Interim Chief Financial Officer and Senior Vice President, Controller and Principal Accounting Officer	2016	$486,054	–	$446,419	–	$1,197,000	–	$20,400	$2,149,873
Lee Shavel Former Chief Financial Officer and Executive Vice President, Corporate Strategy	2016	$162,036	–	–	–	–	–	$8,538	$170,574
	2015	$500,000	–	$1,599,726	–	$1,437,375	–	$20,208	$3,557,309
	2014	$500,000	–	$1,486,001	–	$900,375	–	$17,350	$2,903,726

1. Titles reflect each NEO's principal position(s) during 2016. For more information on 2017 roles, please see "Corporate Governance Framework – Succession Planning" on page 10, "Compensation Discussion and Analysis" on page 28 and "Executive Officers" on page 66.

2. The amounts reported in this column reflect the grant date fair value of the stock awards, including PSUs and RSUs, computed in accordance with FASB ASC Topic 718. The assumptions used in the calculation of these amounts are included in note 12 to the company's audited financial statements for the fiscal year ended December 31, 2016 included in our annual report on Form 10-K. Since the 2016 three-year PSU award payouts are contingent on TSR-related performance-based vesting conditions, the grant date fair values were determined based on a Monte Carlo simulation model.

   The Monte Carlo simulation model takes into account expected price movement of Nasdaq stock as compared to peer companies. As a result of the company's pre-grant 2016 TSR performance relative to peer companies, the Monte Carlo simulation model assigned a significantly higher value to each 2016 three-year PSU than the closing price of Nasdaq's stock on the grant date. Therefore, the value reflected in the 2016 Summary Compensation Table does not reflect the target grant date face value shown in the Long-Term Stock-Based Compensation section of the Compensation Discussion and Analysis in this proxy statement, and there is no assurance that the target grant date face values or FASB ASC Topic 718 fair values will ever be realized. The table below summarizes the target grant date face value of PSU grants that the Management Compensation Committee and the Board approved for the NEOs compared to the FASB ASC Topic 718 fair value.

Name	Year	Target PSUs (#)	Target Grant Date Face Value ($)	FASB ASC Topic 718 Fair Value ($)
Robert Greifeld	2016	112,985	$7,499,944	$ 10,541,500
Michael Ptasznik	2016	8,279	$549,974	$755,542
Adena T. Friedman	2016	54,781	$3,636,363	$5,111,067
Hans-Ole Jochumsen	2016	27,390	$1,818,148	$2,555,487
Bradley J. Peterson	2016	19,173	$1,272,704	$1,788,841
Ronald Hassen	2016	2,739	$181,815	$255,549
Lee Shavel	2016	–	–	–

3. The amounts reported in this column reflect the cash awards made to the NEOs under the ECIP or other performance-based incentive compensation programs.

4. The amounts reported in this column reflect the actuarial increase in the present value of the NEOs' benefits under all pension plans established by Nasdaq. No amount is reported in this column for Mr. Hassen for 2016 as the actuarial present value of his benefits under the pension plans decreased by $7,786. Assumptions used in calculating the amounts include a 4.15% discount rate as of December 31, 2016, a 4.30% discount rate as of December 31, 2015, a 4.20% discount rate as of December 31, 2014, a 4.90% discount rate as of December 31, 2013, retirement at age 62 (which is the earliest age at which a participant may retire and receive unreduced benefits under the plans) and other assumptions used as described in note 11 to the company's audited financial statements for the fiscal year ended December 31, 2016 included in our annual report on Form 10-K. Since Mr. Hassen is older than 62, his actual age was used to calculate the present value of his accumulated benefit. None of the NEOs received above-market or preferential earnings on deferred compensation in 2016, 2015 or 2014.

5. The following table sets forth the 2016 amounts reported in the "All Other Compensation" column by type. The incremental cost of personal use of the company car (including commutation) is calculated based on an allocation of the cost of the driver, tolls, fuel, maintenance and other related expenses.

Name	Contribution to the 401(k) Plan ($)	Cost of Executive Health Exam ($)	Cost of Financial/ Tax Planning Services ($)	Incremental Cost of Personal Use of Company Car ($)	Matching Charitable Donations ($)	Relocation Expenses ($)	Total All Other Compensation ($)
Robert Greifeld	$15,900	–	$17,883	$76,595	$150	–	$110,528
Michael Ptasznik	$5,385	–	–	–	–	$18,157	$23,542
Adena T. Friedman	$14,265	–	$16,377	–	$5,990	–	$36,632
Hans-Ole Jochumsen	$15,900	$4,500	$16,043	–	$300	–	$36,743
Bradley J. Peterson	$15,900	$4,500	$24,950	–	$750	–	$46,100
Ronald Hassen	$15,900	$4,500	–	–	–	–	$20,400
Lee Shavel	$8,538	–	–	–	$300	–	$8,838

2016 Grants of Plan-Based Awards Table

Name	Committee and/or Board Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Robert Greifeld	2/25/2016	2/25/2016	–	$2,300,000	$4,600,000	–	–	–	–	–	–	–
	3/23/2016	3/31/2016	–	–	–	–	112,985	225,970	–	–	–	$10,541,500
Michael Ptasznik	10/25/2016	10/25/2016	–	$750,000	$1,200,000 [4]	–	–	–	–	–	–	–
	6/10/2016	7/11/2016	–	–	–	–	8,279	16,558	–	–	–	$755,542
	6/10/2016	7/11/2016	–	–	–	–	–	–	15,053	–	–	$965,951
	6/10/2016	7/11/2016	–	–	–	–	–	–	8,279	–	–	$531,263
Adena T. Friedman	2/25/2016	2/25/2016	–	$1,500,000	$3,000,000	–	–	–	–	–	–	–
	3/23/2016	3/31/2016	–	–	–	–	54,781	109,562	–	–	–	$5,111,067
Hans-Ole Jochumsen	2/25/2016	2/25/2016	–	$1,000,000	$2,000,000	–	–	–	–	–	–	–
	3/23/2016	3/31/2016	–	–	–	–	27,390	54,780	–	–	–	$2,555,487
Bradley J. Peterson	2/25/2016	2/25/2016	–	$800,000	$1,600,000	–	–	–	–	–	–	–
	3/23/2016	3/31/2016	–	–	–	–	19,173	38,346	–	–	–	$1,788,841
Ronald Hassen[5]	2/25/2016	2/25/2016	–	$750,000	$1,500,000	–	–	–	–	–	–	–
	3/23/2016	3/31/2016	–	–	–	–	2,739	5,478	–	–	–	$255,549
	3/23/2016	3/31/2016	–	–	–	–	3,012	4,518	–	–	–	$190,870
Lee Shavel	–	–	–	–	–	–	–	–	–	–	–	–

1. The amounts reported in these columns represent the possible range of payments under the ECIP or other performance-based incentive compensation programs. For information about the amounts actually earned by each named executive officer under the ECIP or other performance-based incentive compensation programs, see "Executive Compensation Tables – 2016 Summary Compensation Table." Amounts are considered earned in fiscal year 2016 although they were not paid until 2017.

2. The amounts reported in these columns represent the possible range of PSUs that each named executive officer may earn under the Equity Plan, depending on the achievement of performance goals established by the Management Compensation Committee and/or Board.

3. The amounts reported in this column represent the grant date fair value of the total equity awards reported in the previous columns calculated pursuant to FASB ASC Topic 718 based upon the assumptions discussed in note 12 to the company's audited financial statements for the fiscal year ended December 31, 2016 included in our annual report on Form 10-K. For further information about the calculation of these amounts, see "Executive Compensation Tables – 2016 Summary Compensation Table" on page 45.

4. Mr. Ptasznik joined Nasdaq on July 11, 2016 as Executive Vice President, Corporate Strategy and Chief Financial Officer. Since he started mid-year, Mr. Ptasznik's 2016 annual incentive award was limited to a maximum payout of $1,200,000.

5. Mr. Hassen's equity incentive plan awards consisted of both (i) 3-year PSUs based on relative TSR with a target amount of 2,739 shares and (ii) 1-year PSUs based on corporate operating income (run rate) with a target amount of 3,012 shares. Under the terms of Mr. Hassen's retirement agreement, due to retirement eligibility, the final award amount of 4,216 shares under the 1-year PSUs vested immediately upon settlement in January 2017.

2016 Outstanding Equity Awards at Fiscal Year-End Table

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Robert Greifeld	900,000	–	–	$21.31	6/30/2019	–	–	–	–
	–	–	–	–	–	–	–	147,232[1]	$9,882,212
	–	–	–	–	–	–	–	112,985[2]	$7,583,553
Michael Ptasznik	–	–	–	–	–	23,332[3]	$1,566,044	–	–
	–	–	–	–	–	–	–	8,279[2]	$555,686
Adena T. Friedman	–	–	–	–	–	54,720[4]	$3,672,806	–	–
	–	–	–	–	–	–	–	53,538[1]	$3,593,471
	–	–	–	–	–	–	–	54,781[2]	$3,676,901
Hans-Ole Jochumsen	15,771	–	–	$41.36	3/24/2018	–	–	–	–
	22,059	–	–	$19.75	3/4/2020	–	–	–	–
	33,995	–	–	$25.28	3/28/2021	–	–	–	–
	–	–	–	–	–	–	–	35,692[1]	$2,395,647
	–	–	–	–	–	–	–	27,390[2]	$1,838,417
Bradley J. Peterson	–	–	–	–	–	–	–	24,984[1]	$1,676,926
	–	–	–	–	–	–	–	19,173[2]	$1,286,892
Ronald Hassen	–	–	–	–	–	–	–	2,141[1]	$143,704
	–	–	–	–	–	–	–	2,739[2]	$183,842
Lee Shavel	–	–	–	–	–	–	–	24,984[1]	$1,676,926

1. This PSU award is subject to a three-year performance period ending on December 31, 2017. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or Board.

2. This PSU award is subject to a three-year performance period ending on December 31, 2018. The amount reported is the target award amount, although the actual number of shares awarded could range from 0% to 200% of the target award amount, depending on the level of achievement of certain specified performance goals established by the Management Compensation Committee and/or Board.

3. These RSUs will vest as to one-third on each of July 11, 2017, July 11, 2018 and July 11, 2019.

4. These RSUs will vest on June 16, 2017.

2016 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Robert Greifeld	960,000	$29,849,676	360,000[3]	$24,544,800
Michael Ptasznik	–	–	–	–
Adena T. Friedman	–	–	179,081[4]	$12,029,717
Hans-Ole Jochumsen	–	–	88,862[5]	$6,058,611
Bradley J. Peterson	–	–	82,052[6]	$5,411,091
Ronald Hassen	–	–	16,521[7]	$1,121,993
Lee Shavel	41,257	$1,561,393	68,908[8]	$4,698,147

1. The amounts reported in this column are calculated by multiplying the number of shares received upon exercise by the difference between the closing market price of our common stock on the date of exercise and the exercise price of the option.

2. The amounts reported in this column are calculated by multiplying the number of shares of stock that vested by the closing market price of our common stock on the vesting date.

3. The amount reported includes 188,491 shares that were withheld to pay taxes in connection with the vesting(s).

4. The amount reported includes 93,049 shares that were withheld to pay taxes in connection with the vesting(s).

5. The amount reported includes 44,196 shares that were withheld to pay taxes in connection with the vesting(s).

6. The amount reported includes 41,170 shares that were withheld to pay taxes in connection with the vesting(s).

7. The amount reported includes 8,686 shares that were withheld to pay taxes in connection with the vesting(s).

8. The amount reported includes 34,022 shares that were withheld to pay taxes in connection with the vesting(s).

2016 Pension Benefits Table

Name[1]	Plan Name	Number of Years Credited Service (#)[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
Robert Greifeld	Pension Plan	4.00	$166,751	–
	Supplemental Executive Retirement Plan	4.00	$5,529,411	–
Adena T. Friedman	Pension Plan	13.92	$346,218	–
	Supplemental Executive Retirement Plan	13.92	–	–
Ronald Hassen	Pension Plan	5.17	$223,994	–
	Supplemental Executive Retirement Plan	5.17	$519,670	–

1. Messrs. Ptasznik, Jochumsen, Peterson and Shavel are not participants in the pension plan or supplemental executive retirement plan.

2. Since the pension plan and supplemental executive retirement plan were frozen in 2007, the number of years of credited service for each named executive officer under those plans differs from such officer's number of years of actual service with Nasdaq. As of December 31, 2016, Mr. Greifeld had 13.67 years of actual service with Nasdaq, while Ms. Friedman had 20.42 years and Mr. Hassen had 14.83 years. Generally, participants in the pension plan became vested in retirement benefits under the plan after five years of service from the participant's date of hire. Participants in the supplemental executive retirement plan generally became vested in retirement benefits under the plan after reaching age 55 and completing 10 years of service. As of December 31, 2016, Messrs. Greifeld and Hassen were vested in benefits payable under both the pension plan and the supplemental executive retirement plan and Ms. Friedman was vested in benefits payable under the pension plan.

3. The amounts reported comprise the actuarial present value of the named executive officer's accumulated benefit under the pension plan and supplemental executive retirement plan as of December 31, 2016. Assumptions used in calculating the amounts include a 4.15% discount rate as of December 31, 2016, retirement at age 62 (which is the earliest age at which a participant may retire and receive unreduced benefits under the plans) and other assumptions used as described in note 11 to the company's audited financial statements for the fiscal year ended December 31, 2016 included in our annual report on Form 10-K. Since Mr. Hassen is older than 62, his actual age was used to calculate the present value of his accumulated benefit.

2016 Nonqualified Deferred Compensation Table[1]

Name[2]	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Robert Greifeld	–	–	$16,570	–	$292,752
Ronald Hassen	–	–	$2,897	–	$51,193
Lee Shavel	–	–	$572	$13,278[4]	–

1. As of January 1, 2014, Nasdaq discontinued contributions to the supplemental employer retirement contribution plan, which was a plan designed to enhance retirement contributions for certain officers whose base salaries or total contributions to qualified plans exceeded certain IRS limitations. In 2016, NEOs continued to receive interest on prior contributions to the plan.

2. Mr. Ptasznik, Ms. Friedman, Mr. Jochumsen and Mr. Peterson are not participants in the supplemental employer retirement contribution plan.

3. The amounts reported in this column represent interest earned during 2016 on account balances. Interest is paid at an annual rate of 7% (which is the 10-year U.S. Treasury securities rate on the effective date of the supplemental employer retirement contribution plan plus an additional 1%).

4. Following Mr. Shavel's departure from the company, he received a distribution consisting of his then-oustanding balance in the supplemental employer retirement contribution plan.

Employment Agreements

Nasdaq currently has employment agreements with four of its NEOs, Mr. Greifeld, Ms. Friedman, Mr. Jochumsen and Mr. Peterson, as described further below. In addition to the employment agreements, Nasdaq has entered a confidentiality, non-solicitation and invention assignment agreement with each of these officers.

Each employment agreement prohibits the relevant NEO from rendering services to a competing entity for a period of two years following the last date of employment. To receive certain termination payments and benefits, the officer must execute a general release of claims against Nasdaq. In addition, termination payments and benefits may be discontinued if the officer breaches the restrictive covenants in either the employment agreement or the confidentiality, non-solicitation and invention assignment agreement.

Each employment agreement sets forth the payments and benefits that the relevant NEO will receive under various termination scenarios. For further information about these payments and benefits, see "Executive Compensation Tables – Potential Payments upon Termination and Change in Control."

Robert Greifeld

Mr. Greifeld's employment is governed by an employment agreement dated February 22, 2012 and a memorandum of understanding dated December 11, 2012. Mr. Greifeld's employment agreement was amended effective November 14, 2016 to reflect his plan to retire from the CEO role and transition into the role of Chairman of the Board in 2017.

The 2012 employment agreement had a term of five years, with no automatic renewals. Under the amended terms, the agreement will terminate upon the earlier of: (i) Mr. Greifeld's voluntary retirement, (ii) an agreement with the Nominating & Governance Committee and the Board of Directors for Mr. Greifeld not to stand for reelection, (iii) the Board's decision to elect a new chairman or (iv) a stockholder vote against Mr. Greifeld's election to the Board. Since Mr. Greifeld has decided not to stand for re-election at the 2017 Annual Meeting, the agreement is expected to terminate on that date.

Before and after the amendment, the agreement provides for:

• an annual base salary of no less than $1,000,000; and

• annual incentive compensation that is targeted at not less than 200% of base salary based on the achievement of one or more performance goals established by the Management Compensation Committee.

The amended agreement also provides for transportation, security and employee benefits commensurate with those Mr. Greifeld received as the CEO.

The memorandum of understanding between Mr. Greifeld and Nasdaq clarifies the meaning of certain terms relevant to the calculation and tax treatment of severance payments under his employment agreement.

Adena T. Friedman

On May 9, 2014, Nasdaq entered into an employment agreement with Ms. Friedman. The term of the agreement was June 12, 2014 to June 12, 2019, with no automatic renewals.

The agreement provided that Ms. Friedman would report directly to the CEO and receive:

• an annual base salary of no less than $750,000; and

• annual incentive compensation that is targeted at not less than $1,250,000 based on the achievement of one or more performance goals established by the CEO and the Management Compensation Committee.

The agreement provided for grants of RSUs and PSUs to Ms. Friedman in 2014. For each of the calendar years 2015, 2016, 2017 and 2018, Ms. Friedman was eligible for a target equity compensation award of not less than $3,000,000 in value in accordance with the terms of the Equity Plan.

Associated with her promotion to the role of President and CEO, Ms. Friedman entered into a new employment agreement on November 14, 2016. The term of the agreement is January 1, 2017 to January 1, 2022, with no automatic renewals.

The new agreement provides for:

• an annual base salary of no less than $1,000,000;

• annual incentive compensation that is targeted at not less than $2,000,000 based on the achievement of one or more performance goals established by the Management Compensation Committee; and

• a 2017 equity grant with a target value of not less than $6,000,000 in the form of PSUs.

Although no equity award grants are guaranteed after 2017 under the agreement, Ms. Friedman may receive grants of equity awards, based on the Management Compensation Committee's evaluation of the performance of Nasdaq and Ms. Friedman, peer group market data and internal equity and consistent with past practices.

Hans-Ole Jochumsen

On August 5, 2014, Nasdaq entered into an employment agreement with Mr. Hans-Ole Jochumsen. The term of the employment agreement is August 5, 2014 to August 5, 2019, with no automatic renewals.

The agreement provided that Mr. Jochumsen would report directly to the CEO and receive:

• an annual base salary of no less than $600,000;

• annual incentive compensation that is targeted at not less than $1,000,000 based on the achievement of one or more performance goals established by the CEO and the Management Compensation Committee; and

• an annual equity award with a target value of not less than $1,900,000 in accordance with the terms of Equity Plan.

Associated with his transition into the role of Vice Chairman, Mr. Jochumsen's employment agreement was amended effective January 1, 2017. The term of the amended agreement is January 1, 2017 to January 1, 2018, with no automatic renewals.

The amended agreement provides for:

• an annual base salary of no less than £400,000;

• annual incentive compensation that is targeted at not less than £400,000 based on the achievement of one or more performance goals established by the CEO and the Management Compensation Committee; and

• a 2017 equity grant with a target value of $750,000 in the form of PSUs.

Bradley J. Peterson

On August 1, 2016, Nasdaq entered into a new employment agreement with Mr. Bradley J. Peterson. The term of the employment agreement is August 1, 2016 to July 31, 2021, with no automatic renewals.

The agreement provides that Mr. Peterson will report directly to the CEO and receive:

• an annual base salary of no less than $525,000;

• annual incentive compensation that is targeted at not less than $800,000 based on the achievement of one or more performance goals established by the CEO and the Management Compensation Committee; and

• an annual equity award with a target value of not less than $1,600,000 in accordance with the terms of the Equity Plan.

Potential Payments upon Termination or Change in Control

Involuntary Termination Not for Cause or Voluntary Termination with Good Reason

Employment Agreements. In 2016, Mr. Greifeld announced his intent to retire from the Chief Executive Officer role and transition into the role of Chairman of the Board in 2017. His employment agreement was amended to reflect his role change and pending retirement. As Mr. Greifeld is retirement eligible, his amended employment agreement preserves the retirement provisions from his original February 22, 2012 employment agreement. Other severance terms were removed as they were no longer appropriate. Under the amended employment agreement, Mr. Greifeld is not eligible for any cash severance payments associated with separation from service. He will be eligible for retirement benefits only in the event of a qualifying separation from employment.

As a result, if his employment is terminated for any reason, with the exception of for cause, he will be treated as retirement-eligible and entitled to the following retirement payments and benefits from the company:

- a pro rata target annual bonus with respect to the calendar year in which separation occurs;

- continued performance-based vesting (not accelerated) of outstanding PSUs based on actual performance of the company during the respective performance periods;

- continuation of the period to exercise outstanding vested stock options through the expiration date of those options;

- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, for 18 months; and

- financial and tax services and executive physical exams for 24 months following the termination of the agreement.

As Mr. Greifeld has decided not to stand for re-election at the 2017 Annual Meeting, he will be entitled to these retirement benefits as of his retirement date, the date of the 2017 Annual Meeting.

Under their employment agreements in effect as of December 31, 2016, if Ms. Friedman's, Mr. Jochumsen's, or Mr. Peterson's employment is terminated by the company without cause, or by the executive for good reason, he or she will be entitled to the following severance payments and benefits from the company:

- a cash payment equal to the sum of: (i) two times the prior year's annual base salary (for Mr. Peterson, this amount decreased to 1.5 times the prior year's annual base salary after the first six months of his agreement), (ii) the target bonus amount for the year prior to the year terminated and (iii) any pro rata target bonus for the year of termination if performance goals are satisfied; and

- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, until the earlier of 24 months (or for Mr. Peterson, 18 months) or the date he or she is eligible for coverage under another employer's health care plan.

Under her new employment agreement, Ms. Friedman also would receive continued vesting for 12 months of outstanding PSUs, based on actual performance during the respective periods.

In the amendment to Mr. Jochumsen's employment agreement, the amount of the cash payment set forth in the first bullet above was amended effective January 1, 2017 to consist of, in addition to any amounts paid to Mr. Jochumsen due to his retirement as discussed further below, the sum of: (i) any unpaid base salary through the remaining term of the agreement; and (ii) his 2017 target bonus amount.

Other Agreements. Under the terms of his employment offer letter, if Mr. Ptasznik's employment is terminated by the company without cause, or by the executive for good reason, he will be eligible for the following severance payments and benefits from the company:

- a cash payment under Nasdaq's severance guidelines, which will be no less than the sum of: (i) 18 months of base salary and (ii) his target bonus;

- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, until the earlier of 12 months or the date he is eligible for coverage under another employer's health care plan;

- 18 months of continued equity vesting after termination; and

- acceleration of vesting of his one-time, new hire RSU grant, if termination occurs within the first three years of employment.

ECIP. Under the ECIP, in the event an NEO's employment is terminated for any reason other than death, disability or retirement, the executive's right to a non-equity incentive plan compensation award for the year of termination is forfeited. The Management Compensation Committee, in its sole discretion, may pay a pro rata incentive compensation award to the executive for the year of termination.

Death or Disability

Employment Agreements. Under Mr. Greifeld's amended employment agreement, death and disability are both deemed retirement-eligible reasons for termination, and he would therefore receive the severance payments and benefits outlined above. Under the employment agreements with Ms. Friedman, Mr. Jochumsen and Mr. Peterson, in the event of death or disability, each executive is entitled to a pro rata target bonus for the year of termination and accelerated vesting of all unvested equity that was awarded as of the effective date of his or her agreement.

ECIP. Under the ECIP, an NEO may, in the discretion of the Management Compensation Committee, receive a pro rata portion of his or her incentive compensation award in the event of death or disability.

Equity Plan. With respect to the other NEOs, under the relevant terms and conditions of the Equity Plan and the individual equity award agreements, all stock options or RSUs that would have vested within one year from the date of death or disability will immediately vest and all vested options may be exercised until the earlier of one year from the date of death or disability or their expiration date. Under the PSU award agreements for all the NEOs, in the event of disability, unvested PSU awards will be forfeited. In the event of death, unvested PSU awards will vest upon the later of the date of death or the date the performance period for the awards is completed.

Resignation Through Retirement Notice

Additionally, in order to ensure a smooth transition to successors, Mr. Jochumsen and, after August 1, 2018, Mr. Peterson may terminate their employment by providing the company with at least 270 days prior written notice. If the executive's employment is terminated with prior delivery of this notice, he will be entitled to the following payments and benefits:

- a cash payment equal to any pro rata target bonus for the year of termination if performance goals are satisfied; and

- continued vesting of all outstanding equity awards based on actual performance during the relevant performance period.

Mr. Jochumsen provided notice to the company under this provision on December 23, 2016 in connection with his decision to transition into the Vice Chairman role. Upon termination of his employment, he is expected to receive the payments and benefits set forth above.

Termination Due to Change in Control ("Double Trigger")

All "change in control" payments and benefits are subject to a "double trigger," meaning that payments are made only when both a change in control of the company and a loss of employment occur.

Employment Agreements. Under Mr. Greifeld's amended employment agreement, if his employment is terminated within two years after a change in control either by the company without cause or by the executive for good reason, he will be entitled to the following payments and benefits from the company:

- a cash payment equal to any pro rata target annual bonus with respect to the calendar year in which termination occurs;

- accelerated vesting of all outstanding, unvested equity awards;

- continuation of the period to exercise outstanding vested stock options through the expiration date of those options;

- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, for 18 months; and

- financial and tax services and executive physical exams for 24 months following the termination of the agreement.

Under their employment agreements in effect at December 31, 2016, if Ms. Friedman's, Mr. Jochumsen's, or Mr. Peterson's employment is terminated within two years after a change in control either by the company without cause or by the executive for good reason, the executive will be entitled to the following severance payments and benefits from the company:

- a cash payment equal to the sum of: (i) two times the prior year's annual base salary, (ii) the target bonus amount for the year prior to the year termination occurs and (iii) any pro rata target bonus for the year of termination if performance goals are satisfied;

- a taxable monthly cash payment equal to the employer's share of the COBRA premium for the highest level of coverage available under the company's group health plans, until the earlier of 24 months or the date he or she is eligible for coverage under another employer's health care plan; and

- continued life insurance and accidental death and dismemberment insurance benefits for the same period as the continued health coverage payments.

In the amendment to Mr. Jochumsen's employment agreement, the amount of the cash payment set forth in the first bullet above was amended effective January 1, 2017 to equal the sum of: (i) any unpaid base salary through the remaining term of the agreement; and (ii) his target bonus amount.

NAMED EXECUTIVE OFFICER COMPENSATION

Under a "best net provision," if amounts payable due to a change in control would be subject to an excise tax under Section 4999, payments or benefits to the executive would be reduced to an amount that would not trigger an excise tax.

Change in Control Severance Plan. Under the company's change in control severance plan, EVPs (including Mr. Ptasznik and Mr. Shavel prior to his retirement) and SVPs (including Mr. Hassen prior to his retirement), are entitled to benefits in the event of a change in control. If the executive's employment is terminated by the company without cause within two years following a change in control or by the executive for good reason within one year after a change in control, then he or she will be entitled to the following severance payments and benefits from the company:

- a cash payment equal to the sum of (i) two times annual base salary (or for a SVP, 1.5 times annual base salary), (ii) the target bonus amount as defined by the ECIP, (iii) any pro rata target bonus for the year of termination and (iv) any unpaid bonus which had been earned for a completed plan year;

- payment of the employer's share of COBRA premiums for continued coverage under health plans until the earlier of 24 months following termination, or the date the executive is eligible for coverage under another employer's health care plan; and

- outplacement services for up to 12 months, with a maximum value of $50,000.

Under a "best net provision," if amounts payable due to a change in control would be subject to an excise tax under Section 4999, payments or benefits to the executive would be reduced to an amount that would not trigger an excise tax.

The change in control severance plan contains restrictive covenants, which, among other things, require the executive to maintain the confidentiality of the company's proprietary information and to refrain from disparaging the company. Each executive also is prohibited from soliciting the company's employees or rendering services to a competitor for one year following termination. Further, to receive the benefits, the executive must execute a general release of claims against the company. In addition, the change in control payments and benefits may be discontinued if the executive breaches the restrictive covenants.

Equity Plan. Under the Equity Plan, if outstanding awards are assumed or substituted by the successor company and an employee, including an NEO, is involuntarily terminated by the company other than for cause within a one-year period after a change in control, all unvested equity awards will vest on the

termination date. For awards not assumed or substituted by the successor company, all unvested awards shall vest immediately prior to the effective time of the change in control.

Other Arrangements

On January 26, 2016, Mr. Shavel entered into a retirement agreement with the company. That agreement provides that Mr. Shavel's 2014 and 2015 equity grants will continue to vest (not accelerate) based on outstanding PSU performance cycles, and his previously-vested stock options will remain exercisable until March 31, 2017. Mr. Shavel also is eligible for COBRA coverage, at active employee rates, for 18 months valued at $30,793 and perquisites valued at approximately $24,000. Mr. Shavel was not eligible for any cash severance payments associated with his retirement.

On January 27, 2016, Mr. Hassen entered into a retirement agreement with the company, which was amended and restated on September 15, 2016. Under the terms of the agreement, Mr. Hassen will be available from January 1, 2017 until December 31, 2017 for special projects and consultation, and he will receive a payment of $750,000 (minus applicable taxes and withholdings), to be paid in 26 periodic payments on the company's regular pay schedule. Mr. Hassen also will remain fully eligible for participation in the company's health and welfare benefit plans (including medical, dental and vision) until December 31, 2017 valued at $14,049 and perquisites valued at approximately $19,500. In addition, Mr. Hassen's outstanding PSUs with a three-year performance period will continue to vest (not accelerate) based on outstanding PSU performance cycles, and his outstanding PSUs with a one-year performance period vested on September 30, 2016 (except for the one-year PSUs granted in 2016, which vested upon settlement in January 2017 based on actual performance).

Both retirement agreements include several restrictive covenants, including covenants requiring confidentiality of the company's proprietary information and non-disparagement, and a general release of claims. The agreements also prohibit the retirees from rendering services for a competing entity for one year following the date of departure.

"Our executive compensation program is designed to attract, motivate and retain a talented executive team who will provide leadership for Nasdaq's success in dynamic and competitive markets."

Nasdaq's Management Compensation Committee

Estimated Termination or Change in Control Payments and Benefits

The table on the following page reflects the payments and benefits payable to each NEO in the event of a termination of the executive's employment under several different circumstances. The amounts shown assume that termination was effective as of December 31, 2016, given the executive's compensation and service levels as of that date and are estimates of the amounts that would be payable to the NEOs in each situation. The actual amounts to be paid can only be determined at the time of an executive's actual separation from the company. Factors that may affect the nature and amount of payments made on termination of employment, among others, include the timing of the event, compensation level, the market price of the company's common stock and the executive's age. The reported value of the accelerated vesting of outstanding equity awards is based on the intrinsic value of these awards (the value based upon the market price of the company's common stock on December 31, 2016). The value of PSUs that continue to vest after termination is reported as if the grants vested at target on the termination date. The amounts shown in the table do not include payments and benefits available generally to salaried employees, such as accrued vacation pay, pension benefits and any death, disability or welfare benefits available under broad-based plans. For information on pension and deferred compensation plans, see the "2016 Pension Benefits Table" on page 49.

Named Executive Officer	Involuntary Termination Not for Cause or Voluntary Termination with Good Reason ($)	Death ($)	Disability ($)	Resignation through Retirement Notice ($)[5]	Termination Due to Change in Control ("Double Trigger") ($)
Robert Greifeld[1]					
Pro-Rata Current Year Annual Incentive	$2,300,000	$2,300,000	$2,300,000	$2,300,000	$2,300,000
Stock Option Vesting	Vested options exercisable through expiration date	Vested options exercisable through expiration date	Vested options exercisable through expiration date	Vested options exercisable through expiration date	Vested options exercisable through expiration date
Continued Performance-Based Equity Vesting	$17,465,765	$17,465,765	$17,465,765	$17,465,765	–
Equity Vesting	–	–	–	–	$17,465,765
Health & Welfare Benefits Continuation	$25,938	$25,938	$25,938	$25,938	$25,938
Other Benefits[2]	$44,766	$44,766	$44,766	$44,766	$44,766
TOTAL	$19,836,469	$19,836,469	$19,836,469	$19,836,469	$19,836,469
Michael Ptasznik					
Severance	$1,500,000	–	–	–	$1,750,000
Pro-Rata Current Year Annual Incentive[4]	$750,000	$750,000	$750,000	–	$750,000
Equity Vesting	$1,195,609	$1,077,678	$521,992	–	$2,121,730
Health & Welfare Benefits	$20,102	–	–	–	$40,205
Outplacement Services	$9,000	–	–	–	$9,000
TOTAL	$3,474,711	$1,827,678	$1,271,992	–	$4,670,935
Adena T. Friedman					
Severance	$2,950,000	–	–	–	$2,950,000
Pro-Rata Current Year Annual Incentive	$1,500,000	$1,500,000	$1,500,000	–	$1,500,000
Equity Vesting	–	$10,943,177	$3,672,806	–	$10,943,177
Health & Welfare Benefits	$35,208	–	–	–	$40,116
TOTAL	$4,485,208	$12,443,177	$5,172,806	–	$15,433,293
Hans-Ole Jochumsen					
Severance	$2,200,000	–	–	–	$2,200,000
Pro-Rata Current Year Annual Incentive	$1,000,000	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Continued Performance-Based Equity Vesting[3]	$4,234,064	–	–	$4,234,064	–
Equity Vesting	–	$4,234,064	–	–	$4,234,064
Health & Welfare Benefits	$23,956	–	–	–	$26,296
TOTAL	$7,458,020	$5,234,064	$1,000,000	$5,234,064	$7,460,360
Bradley J. Peterson					
Severance	$1,850,000	–	–	–	$1,850,000
Pro-Rata Current Year Annual Incentive	$800,000	$800,000	$800,000	–	$800,000
Equity Vesting	–	$2,963,818	$2,963,818	–	$2,963,818
Health & Welfare Benefits	$17,640	–	–	–	$35,208
TOTAL	$2,667,640	$3,763,818	$3,763,818	–	$5,649,026

1. All separation benefits reflect Mr. Greifeld's retirement eligibility and announcement of intent to retire from the role of CEO and transition into the Chairman of the Board role in 2017.

2. Other benefits include 24 months of financial and tax services and executive physical exams.

3. Continuation of equity vesting under all separation scenarios reflects Mr. Jochumsen's retirement eligibility and formal notification on December 23, 2016 of intent to retire as of December 31, 2017.

4. Since this amount is discretionary, we have assumed that it would be paid at target.

5. Since Mr. Greifeld and Mr. Jochumsen are both retirement eligible, they would be eligible for retirement benefits, consisting mainly of continued performance-based equity vesting, associated with a planned retirement including successor transition. Neither announced retirement to be effective on or before December 31, 2016; however, both have announced formal retirement to be effective in 2017.

The Board of Directors unanimously recommends a vote to conduct future advisory votes on executive compensation every ONE YEAR.

Proposal 3: Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

Pursuant to Section 14A of the Exchange Act, we are asking shareholders to vote on whether future advisory votes on executive compensation of the nature reflected in Proposal 2 should occur every year, every two years or every three years. In 2011, stockholders recommended that advisory votes on executive compensation be held on an annual basis. As a result, the Board adopted a policy providing for annual stockholder advisory votes to approve the company's executive compensation, and we have submitted such proposals to our stockholders at each Annual Meeting since 2011.

While annual advisory votes on executive compensation may not be appropriate for every company, the Board believes that such votes are the most appropriate option for Nasdaq at this time. An annual advisory vote on executive compensation allows our stockholders to provide us with their direct, timely input on our compensation objectives, policies and practices as disclosed in the proxy statement every year. Holding an annual advisory vote on executive compensation is also consistent with our practice of seeking input and engaging in dialogue with our stockholders on a regular basis.

This advisory vote on the frequency of future advisory votes on executive compensation is not binding on the Board of Directors and Management Compensation Committee. Although non-binding, the Board of Directors and the Management Compensation Committee will carefully review the voting results. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board of Directors may in the future decide that it is in the best interests of the stockholders and the company to conduct an advisory vote on executive compensation more or less frequently than the frequency preferred by our stockholders and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

Audit Committee Matters

Audit Committee Report

Audit Committee Responsibilities

The Audit Committee operates under a written charter. The charter, which was last amended effective February 28, 2017, includes the Audit Committee's duties and responsibilities.

The Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of Nasdaq's accounting, auditing, financial reporting practices and risk management. As part of this effort, the Audit Committee reviews the disclosures in the company's annual report on Form 10-K, quarterly reports on Form 10-Q and quarterly earnings releases. In addition, the Committee assists the Board by reviewing and discussing the effectiveness of controls over Nasdaq's regulatory and enterprise risk management structure and process, Global Ethics and Corporate Compliance Program and confidential whistleblower process. The Committee charter complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The Nasdaq Stock Market.

For a description of the Audit Committee's key accomplishments in 2016, please refer to "Board Committees – Audit Committee – 2016 Highlights" on page 20.

Review of Audited Financial Statements

The Audit Committee:

• reviewed and discussed the audited financial statements with management;

• discussed with the independent registered public accounting firm all communications required by generally accepted auditing standards, including those described in Auditing Standard No. 1301, "Communications with Audit Committees" as adopted by the PCAOB; and

• received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

Based on the review and discussions discussed above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company's annual report on Form 10-K.

The Audit Committee

Thomas A. Kloet, Chair
Charlene T. Begley
Ellyn A. McColgan
Lars R. Wedenborn

"We focus on discerning the key risks to the organization—and where those risks and financial reporting intersect. We meet in Executive Session regularly without management present to discuss matters, including matters pertaining to risk."

Nasdaq's Audit Committee

Annual Evaluation and 2017 Selection of Independent Auditors

The Audit Committee annually evaluates the performance of the company's independent auditors, including the senior audit engagement team, and determines whether to reengage the current independent auditors or consider other audit firms. The Audit Committee annually considers the impact of changing auditors when assessing whether to retain the current independent auditor.

Factors considered in deciding whether to retain Ernst & Young LLP include:

- global capabilities and technical expertise and knowledge of the company's operations;

- quality of communications with the Audit Committee and management;

- independence;

- the quality and efficiency of the services provided including input from management on Ernst & Young LLP's performance and how effectively Ernst & Young LLP demonstrated its independent judgment and objectivity;

- external data on audit quality and performance, including recent PCAOB reports on Ernst & Young LLP and its peer firms;

- the appropriateness of fees;

- tenure as our independent auditor, including the benefits of a longer tenure; and

- the controls and processes in place that help ensure Ernst & Young LLP's continued independence.

The Audit Committee assessed Ernst & Young LLP's performance as independent auditor during fiscal year 2016, including the performance of the Ernst & Young LLP lead audit engagement partner and the audit team. As part of its assessment, the Audit Committee reviewed a variety of indicators of audit quality including:

- an annual report from Ernst & Young LLP describing the independent auditors' internal quality control procedures; and

- any material issues raised by the most recent internal quality control review, or peer review.

The Audit Committee also received from Ernst & Young LLP a formal written statement describing all relationships between the firm and Nasdaq that might bear on the firm's independence, consistent with the applicable requirements of the PCAOB. The Audit Committee discussed with the independent registered public accounting firm any relationships that may impact the firm's objectivity and independence and satisfied itself as to the firm's independence.

Based on its review, the Audit Committee has retained Ernst & Young LLP and believes its continued retention is in the best interests of Nasdaq and its stockholders.

Audit Fees and All Other Fees

The table below shows the amount of fees Nasdaq paid to Ernst & Young LLP for fiscal years 2016 and 2015, including expenses. Details of the fees are based on the categories provided by the SEC auditor independence rules that became effective in 2003.

	2016	2015
Audit fees [1]	$6,801,227	$6,119,922
Audit-related fees [2]	$948,905	$1,141,100
Audit and audit-related fees	**$7,750,132**	**$7,261,022**
Tax fees	$84,079	–
All other fees [3]	$733,549	$587,050
TOTAL [4]	**$8,567,760**	**$7,848,972**

1. Audit services were provided globally in 2016 and 2015. Fees related to audits of international subsidiaries are translated into U.S. dollars.

2. The 2016 and 2015 audit-related fees primarily include due diligence on strategic initiatives, including mergers and acquisitions, as well as other attestation reports issued.

3. The 2016 and 2015 other fees primarily relate to Swedish Financial Supervisory Authority listing requirements for companies applying for a listing on Nasdaq Stockholm AB. The validation of the company is required to be performed by an external accounting firm. The fees are collected from the listing company by us and paid to Ernst & Young LLP on behalf of the listing company.

4. Fees exclude services provided to Nasdaq's non-profit entities and services provided in relation to Nasdaq's role as administrator for the Unlisted Trading Privileges Plan.

Audit fees primarily represent fees for the audit of Nasdaq's annual financial statements included in our annual report on Form 10-K, the review of Nasdaq's quarterly reports on Form 10-Q, statutory audits of subsidiaries as required by statutes and regulations, accounting consultations on matters addressed during the audit or interim reviews, comfort letters and consents and internal control attestation and reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Audit-related fees primarily represent fees for consultations associated with strategic initiatives, including mergers and acquisitions.

The Board of Directors unanimously recommends a vote FOR ratification of the appointment of Ernst & Young LLP as Nasdaq's independent registered public accounting firm for the fiscal year ending December 31, 2017.

PROPOSAL 4: Ratification of the Appointment of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2017

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit Nasdaq's financial statements. The Audit Committee has appointed Ernst & Young LLP as the company's independent registered public accounting firm for the fiscal year ending December 31, 2017. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Nasdaq and its stockholders. Representatives of Ernst & Young LLP will be present at the Annual Meeting and will have the opportunity to make a statement and be available to respond to appropriate questions by stockholders. Ernst & Young LLP has been retained as the company's external auditor continuously since 1986. The Audit Committee and the Board of Directors believe that the continued retention of Ernst & Young LLP as the independent registered public accounting firm is in the best interests of the company and its stockholders. In conjunction with the mandated rotation of Ernst & Young LLP's lead engagement partner, the Audit Committee is directly involved in the selection of the new lead engagement partner and team. The current lead engagement partner was designated commencing with the 2014 audit.

Other Items

The Board of Directors unanimously recommends a vote AGAINST Proposal 5.

Proposal 5: Stockholder Proposal – Right to Act by Written Consent

Mr. Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021, owner of no less than 500 shares of Nasdaq common stock, has informed Nasdaq that he plans to introduce the following proposal at the Annual Meeting. We are not responsible for the accuracy or content of the proposal and supporting statement, which are presented below as received from the proponent. To make sure readers can easily distinguish between material provided by the proponent and material provided by the company, we have put lines around material provided by the proponent.

Stockholder Proposal and Supporting Statement

Proposal 5 – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action with written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A shareholder right to act by written consent and to call a special meeting are 2 complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. Taking action by written consent saves the expense of holding a special shareholder meeting.

NDAQ shareholders support topics to improve our corporate governance such as this proposal and the 2016 proxy access proposal which received 75% shareholder support.

Please vote to enhance shareholder value:

Right to Act by Written Consent – Proposal 5

Board of Directors' Statement in Opposition

The Board of Directors has carefully considered the stockholder proposal and the rejection by Nasdaq's stockholders of a substantially similar proposal submitted by the same proponent at the 2015 Annual Meeting of Stockholders. The Board believes that the actions requested by the proponent are not in the best interests of Nasdaq and its stockholders.

Action by Written Consent Does Not Promote Transparent Decision Making

The Board has a strong commitment to transparency in Nasdaq's governance processes. The Board therefore objects to the proposal because it could allow actions to be taken by a few stockholders outside of the open and transparent forum of a stockholders' meeting. Currently, any matter that Nasdaq or its stockholders wish to present for a stockholder vote must be noticed in advance and presented at a meeting to which all stockholders are invited. This process allows all stockholders to consider, discuss and vote on pending stockholder actions, as well as have a meaningful and structured opportunity to exchange views with the Board before acting.

The proposal, if implemented, allows a small group of stockholders with no fiduciary duties to other stockholders to act on significant matters without providing prior notice to the company, any of the other stockholders or the market. In other words, adoption of this proposal could result in action being taken without some stockholders' knowledge or participation, thereby disenfranchising those stockholders.

Action by Written Consent Could Allow a Small Group of Stockholders to Promote Their Self-Interest at the Expense of All Stockholders

In addition, action by written consent could be used to promote the narrow self-interests of some stockholders (including those who accumulate a short-term voting position through the borrowing of shares) that are inconsistent with the long-term best interests of the company and its stockholders. The Board believes that all stockholders should have the opportunity to consider, discuss and vote on pending significant matters through the transparent forum of a stockholders' meeting, where they may consider arguments for and against any action, including the company's position.

Action by Written Consent Could Create Confusion and Disruption for Stockholders and the Company

Further, action by written consent can create substantial confusion and disruption for stockholders and the company. Multiple stockholder groups could solicit multiple written consents simultaneously, some of which may be duplicative or contradictory. Permitting action by written consent outside of, and in addition to, the traditional, transparent setting of a stockholders' meeting is a potentially cumbersome and time-consuming process that could

distract management and the Board from their focus on increasing long-term stockholder value, and result in significant administrative burdens and expenses, with little or no corresponding benefit to stockholders.

Nasdaq's Existing Corporate Governance Structure Provides Numerous Opportunities for Stockholder Action in a Transparent Manner

Given Nasdaq's current governance procedures, the Board believes the adoption of this proposal is not only inappropriate but also unnecessary because stockholders have ample opportunity to take action at a properly called stockholders' meeting. Nasdaq's governance documents allow stockholders to nominate persons for election to the Board or propose other business to be considered at an annual or special meeting called by the Board. In addition, stockholders holding as little as 15% of Nasdaq's voting power who satisfy the requirements in our By-Laws may call a special meeting of stockholders. These procedures allow our stockholders to bring important matters before all stockholders for consideration in a transparent manner, while providing the Board with an adequate opportunity to examine any proposed action and provide a carefully considered recommendation to our stockholders. Again, action at a meeting, whether annual or special, is preferable to action by written consent because a meeting ensures that all stockholders receive notice of the proposals under consideration, allows the Board to make a considered recommendation regarding the topics for voting and gives all stockholders an opportunity to participate in the voting.

Adoption of this proposal is also unnecessary because we have adopted a number of best practices that enhance stockholder rights and participation in our governance. Such practices include our annual elections of directors, majority voting for directors in uncontested elections and elimination of supermajority voting requirements. In addition, last year in response to feedback from our stockholders, we adopted a proxy access provision that allows a stockholder or group of stockholders, who comply with certain requirements, to nominate candidates for service on the Board and have those candidates included in the company's proxy materials.

The company also uses numerous means to seek out stockholder views outside the confines of formal stockholders' meetings, considers that input and acts accordingly. For example, we participate in regular engagement with our stockholders on executive compensation, corporate governance and other issues.

Summary

As in 2015, the Board of Directors believes that the stockholder proposal to allow stockholder action by written consent is inappropriate, unnecessary and not in the best interests of Nasdaq and its stockholders.

Other Business

The Nasdaq Board knows of no business other than the matters described in this proxy statement that will be presented at the Annual Meeting. To the extent that matters not known at this time may properly come before the Annual Meeting, absent instructions thereon to the contrary, the enclosed proxy will confer discretionary authority with respect to such other matters and it is the intention of the persons named in the proxy to vote in accordance with their judgment on such other matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act and regulations of the SEC thereunder require our directors, executive officers and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of initial ownership and changes in ownership with the SEC. Based solely on our review of copies of such forms received by Nasdaq, or on written representations from reporting persons that no other reports were required for such persons, we believe that during 2016, our directors, executive officers and 10% stockholders complied with all of the Section 16(a) filing requirements.

Security Ownership of Certain Beneficial Owners and Management

The table on the following page and accompanying footnotes show information regarding the beneficial ownership of our common stock as of the record date by:

- each person who is known by us to own beneficially more than 5% of our common stock;

- each current director and nominee for director;

- each NEO; and

- all directors and executive officers as a group.

Except as otherwise indicated, we believe that the beneficial owners listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Shares of common stock underlying options that are currently exercisable or exercisable within 60 days are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Holders of RSUs and PSUs granted under the Equity Plan have the right to direct the voting of the shares underlying those RSUs and PSUs only to the extent the shares are vested.

As of the record date, 166,143,644 shares of common stock were outstanding. Except as noted below, each stockholder is entitled to the number of votes equal to the number of shares of common stock held by such stockholder, subject to the 5% voting limitation contained in our Amended and Restated Certificate of Incorporation.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percent of Class[1]
Borse Dubai Limited[2]		
Level 7, Precinct Building 5, Gate District DIFC, Dubai UAE	29,780,515	17.9%
Investor AB[3]		
Innax AB, Arsenalsgatan 8C, S-103 32 Stockholm, Sweden V7	19,394,142	11.7%
Massachusetts Financial Services Company[4]		
111 Huntington Avenue Boston, MA 02199	15,249,243	9.2%
The Vanguard Group, Inc.[5]		
100 Vanguard Blvd. Malvern, PA 19355	10,845,585	6.5%
BlackRock, Inc.[6]		
55 East 52nd Street New York, NY 10055	9,302,849	5.6%
Melissa M. Arnoldi	–	*
Charlene T. Begley[7]	5,465	*
Steven D. Black[8]	21,712	*
Börje E. Ekholm[9]	42,685	*
Adena T. Friedman[10]	148,881	*
Robert Greifeld[11]	2,059,945	1.2%
Glenn H. Hutchins[12]	33,684	*
Essa Kazim[13]	25,181	*
Thomas A. Kloet[14]	4,348	*
Ellyn A. McColgan[15]	22,196	*
Michael R. Splinter[16]	39,807	*
Lars R. Wedenborn[17]	35,000	*
Hans-Ole Jochumsen[18]	158,387	*
Bradley J. Peterson[19]	22,718	*
Michael Ptasznik	–	*
Ronald Hassen[20]	49,171	*
Lee Shavel	–	*
All Directors and Executive Officers of Nasdaq as a Group (20 Persons)	2,729,164	1.6%

* Represents less than 1%.

1. Many of the European countries where we operate regulated entities require prior governmental approval before an investor acquires 10% or greater of our common stock.

2. As of the record date, based solely on information included in an amendment to Schedule 13D, filed March 27, 2012, Borse Dubai had shared voting and dispositive power over 29,780,515 shares. Borse Dubai is a majority-owned subsidiary of Investment Corporation of Dubai and therefore, each of Borse Dubai and Investment Corporation of Dubai may be deemed to be the beneficial owner of the 29,780,515 shares held by Borse Dubai. Borse Dubai and Nasdaq have entered into an agreement that limits Borse Dubai's voting power to 4.35% of Nasdaq's total outstanding shares. All of the shares held by Borse Dubai are pledged as security for outstanding indebtedness.

3. As of the record date, based solely on information included in a Form 4, filed May 25, 2012, Innax AB, which was formerly named Patricia Holding AB, had sole voting and dispositive power over 19,394,142 shares. Innax AB is 100% owned and controlled by Investor AB and therefore, each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 shares held by Innax AB.

4. As of the record date, based solely on information included in a Schedule 13G/A, filed February 13, 2017, Massachusetts Financial Services Company indicated that it has beneficial ownership of and sole dispositive power with respect to 15,249,243 shares and sole voting power with respect to 14,327,259 shares.

5. As of the record date, based solely on information included in a Schedule 13G/A, filed February 10, 2017, The Vanguard Group, Inc. indicated that it has beneficial ownership of 10,845,585 shares, sole voting power with respect to 183,476 shares, shared voting power with respect to 20,519 shares, sole dispositive power with respect to 10,650,543 shares and shared dispositive power with respect to 195,042 shares. The Schedule 13G/A includes shares beneficially owned by the following wholly owned subsidiaries of The Vanguard Group, Inc.: Vanguard Fiduciary Trust Company, as a result of its serving as investment manager of collective trust accounts (146,523 shares); and Vanguard Investments Australia, Ltd., as a result of its serving as investment manager of Australian investment offerings (85,472 shares).

6. As of the record date, based solely on information included in a Schedule 13G/A, filed January 25, 2017, BlackRock, Inc. indicated that it has beneficial ownership of and sole dispositive power with respect to 9,302,849 shares and sole voting power with respect to 8,266,579 shares as a result of being a parent company or control person of the following subsidiaries: BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management North Asia Limited, BlackRock Asset Management Schweiz AG, BlackRock Capital Management, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Managers Ltd, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd and BlackRock Life Limited.

7. Represents 5,465 vested shares of restricted stock granted under the Equity Plan.

8. Represents 21,712 vested shares of restricted stock granted under the Equity Plan.

9. Represents (i) 32,685 vested shares of restricted stock granted under the Equity Plan and (ii) 10,000 shares acquired through open market purchases. Excludes shares of Nasdaq common stock owned by Innax AB, which is a wholly owned subsidiary of Investor AB. Mr. Ekholm is CEO of Ericsson AB, a portfolio company of Investor AB. Mr. Ekholm disclaims beneficial ownership of such shares.

10. Represents (i) 54,991 vested shares of restricted stock granted under the Equity Plan, (ii) 59,439 vested shares underlying PSUs granted under the Equity Plan and (iii) 34,451 shares granted under the Equity Plan or purchased pursuant to the ESPP when Ms. Friedman was previously an employee of Nasdaq.

11. Represents (i) 336,673 shares of stock acquired upon exercise of vested stock options, (ii) 900,000 vested options to purchase stock granted under the Equity Plan, (iii) 126,169 vested shares of restricted stock, (iv) 695,501 vested shares underlying PSUs granted under the Equity Plan and (v) 1,602 shares of stock purchased pursuant to the ESPP.

12. Represents 33,684 vested shares of restricted stock granted under the Equity Plan. Mr. Hutchins disclaims beneficial ownership of any Nasdaq securities that may be held by Silver Lake or its affiliates, except to the extent of any pecuniary interest he may have therein.

13. Represents 25,181 vested shares of restricted stock granted under the Equity Plan. Excludes shares of Nasdaq common stock owned by Borse Dubai. H.E. Kazim, who is Chairman of Borse Dubai, disclaims beneficial ownership of such shares.

14. Represents (i) 2,348 vested shares of restricted stock granted under the Equity Plan and (ii) 2,000 shares acquired through open market purchases.

15. Represents 22,196 vested shares of restricted stock granted under the Equity Plan.

16. Represents 39,807 vested shares of restricted stock granted under the Equity Plan.

17. Represents (i) 25,000 shares held by a pension insurance fund in the name of FAM AB, which is Mr. Wedenborn's employer and (ii) 10,000 shares held by a pension insurance fund in the name of Investor AB, which is Mr. Wedenborn's former employer.

18. Represents (i) 71,825 vested options to purchase stock granted under the Equity Plan, (ii) 84,960 vested shares underlying PSUs granted under the Equity Plan and (iii) 1,602 shares of stock purchased pursuant to the ESPP.

19. Represents (i) 13,141 vested shares of restricted stock granted under the Equity Plan, (ii) 8,741 vested shares underlying PSUs granted under the Equity Plan and (iii) 836 shares of stock purchased pursuant to the ESPP.

20. Represents (i) 24,857 vested shares of restricted stock granted under the Equity Plan, (ii) 21,741 vested shares underlying PSUs granted under the Equity Plan and (iii) 2,573 shares of stock purchased pursuant to the ESPP.

Executive Officers

Nasdaq's current executive officers are listed below.

Name	Age	Position
Adena T. Friedman	47	President and CEO
Robert Greifeld	59	Chairman of the Board
P.C. Nelson Griggs	46	EVP, Listing Services
Edward S. Knight	66	EVP, General Counsel and Chief Regulatory Officer
Lars Ottersgård	52	EVP, Market Technology
Bradley J. Peterson	57	EVP and Chief Information Officer
Michael Ptasznik	49	EVP, Corporate Strategy and CFO
Bjørn Sibbern	43	EVP, Global Information Services
Stacie Swanstrom	47	EVP, Corporate Solutions
Thomas A. Wittman	52	EVP, Global Head of Equities
Ann M. Dennison	46	SVP, Controller and Principal Accounting Officer

Adena T. Friedman was appointed President and CEO and elected to the Board effective January 1, 2017. Previously, Ms. Friedman served as President and Chief Operating Officer since December 2015. Ms. Friedman rejoined Nasdaq in 2014 as President, after serving as CFO and Managing Director at The Carlyle Group, a global alternative asset manager, from March 2011 to June 2014. Prior to joining Carlyle, Ms. Friedman was a key member of Nasdaq's management team for over a decade including as head of data products, head of corporate strategy and CFO.

Robert Greifeld has served as the Chairman of our Board of Directors since January 1, 2017. Previously, Mr. Greifeld was our CEO and a member of our Board of Directors since 2003. Prior to joining Nasdaq, he was EVP at SunGard Data Systems, Inc., a global provider of integrated software and processing solutions for financial services and a provider of information availability services. Mr. Greifeld joined SunGard in 1999 through SunGard's acquisition of Automated Securities Clearance, Inc., where from 1991-1999, Mr. Greifeld was the President and Chief Operating Officer.

P.C. Nelson Griggs has served as EVP, Listing Services since October 2014. Previously, Mr. Griggs was SVP, New Listings from July 2012 through October 2014; SVP, Listings Asia Sales from April 2011 through June 2012 and VP, Listings from July 2007 through March 2011. Mr. Griggs joined Nasdaq in 2001 and has served in a variety of other roles within the Listing Services business. Prior to joining Nasdaq, Mr. Griggs worked at Fidelity Investments and a San Francisco based startup company.

Edward S. Knight has served as EVP and General Counsel since October 2000 and Chief Regulatory Officer since January 2006. Previously, Mr. Knight served as EVP and Chief Legal Officer of the Financial Industry Regulatory Authority from July 1999 to October 2000. Prior to joining the Financial Industry Regulatory Authority, Mr. Knight served as General Counsel of the U.S. Department of the Treasury from September 1994 to June 1999. Mr. Knight also serves as a director of Nasdaq Dubai.

Lars Ottersgård has served as EVP, Market Technology since October 2014. Previously, Mr. Ottersgård was SVP, Market Technology from 2008 to October 2014. Mr. Ottersgård joined OMX in 2006 as Global Head of Sales for the company's commercial technology business. Prior to joining OMX, Mr. Ottersgård held various positions at IBM for twenty years, where he covered the Nordic and European markets and was most recently a senior executive for strategic outsourcing for the distribution and communication industries.

Bradley J. Peterson has served as EVP and Chief Information Officer since February 2013. Previously, Mr. Peterson served as EVP and Chief Information Officer at Charles Schwab, Inc. since May 2008. Mr. Peterson was Chief Information Officer at eBay from April 2003 through May 2008. From July 2001 through March 2003, Mr. Peterson was the Managing Director and Chief Operating Officer at Epoch Securities after its merger with Goldman Sachs Group, Inc. He also has held senior executive positions at Epoch Partners, Inc., Charles Schwab & Company and Pacific Bell Wireless (now part of AT&T).

Michael Ptasznik has served as EVP, Corporate Strategy and CFO since July 2016. Prior to that, Mr. Ptasznik served as CFO of TMX Group Limited since 2002. From 1996 to 2002, Mr. Ptasznik held a number of roles at TMX, including VP, Finance and Administration. Prior to TMX, Mr. Ptasznik served in a number of financial roles at Procter & Gamble Canada Inc. from 1990 to 1996.

Bjørn Sibbern has served as EVP, Global Information Services since October 2016. Previously, Mr. Sibbern served as SVP, Nasdaq Global Commodities from February 2013 to October 2016 and as SVP, Nasdaq Nordic Equities & Equities Derivatives from 2009 to February 2013. Mr. Sibbern also served as President of Nasdaq Copenhagen from 2008 to 2016.

Stacie Swanstrom has served as EVP, Corporate Solutions since October 2016. Previously, Ms. Swanstrom served as SVP, Corporate Solutions since July 2015. Ms. Swanstrom also served as SVP, Global Access Services from December 2013 to July 2015 and as VP from July 2010 to December 2013. Ms. Swanstrom has held a number of other roles at Nasdaq since 1992.

Thomas A. Wittman has served as EVP, Global Head of Equities since May 2014. Previously, Mr. Wittman was SVP, Head of U.S. Equities and Derivatives from June 2013 through April 2014. Mr. Wittman also served as SVP of U.S. Options from March 2010 through June 2013. Mr. Wittman joined Nasdaq in 2008 after Nasdaq acquired The Philadelphia Stock Exchange, where Mr. Wittman began his exchange career in 1987 as a software developer.

Ann M. Dennison has served as SVP, Controller and Principal Accounting Officer since April 2016, after previously serving as SVP and Deputy Controller since October 2015. Prior to joining Nasdaq, Ms. Dennison was employed by Goldman Sachs for 19 years, where she was promoted to Managing Director in 2008. Ms. Dennison joined Goldman Sachs in 1996 from Price Waterhouse.

Certain Relationships and Related Transactions

The Audit Committee of our Board of Directors has adopted a written policy regarding related party transactions. For purposes of the policy, a "related party" generally includes directors, director nominees, executive officers, greater than 5% stockholders, immediate family members of any of the foregoing, entities that are affiliated with any of the foregoing and our independent auditing firm. Under the policy, all transactions with related parties are subject to ongoing review and approval or ratification by the Audit Committee.

In determining whether to approve or ratify a related party transaction, the Audit Committee considers, among other things, the following factors:

- whether the terms of the related party transaction are fair to Nasdaq and whether such terms would be on the same basis if the transaction did not involve a related party;

- whether there are business reasons for Nasdaq to enter into the related party transaction;

- whether the related party transaction would impair the independence of an outside director;

- whether the related party transaction would present a conflict of interest for any director or executive officer of Nasdaq, taking into account:

  - the size of the transaction;

  - the overall financial position of the director or executive officer;

  - the direct or indirect nature of the director's or executive officer's interest in the transaction;

  - the ongoing nature of any proposed relationship; and

  - any other factors deemed relevant;

- whether the related party transaction is material, taking into account:

  - the importance of the interest to the related party;

  - he relationship of the related party to the transaction and of related parties to each other;

  - the dollar amount involved; and

  - the significance of the transaction to Nasdaq investors in light of all the circumstances.

Under the policy, related party transactions that are conducted in the ordinary course of Nasdaq's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to Nasdaq's employees on a broad basis are considered pre-approved by the Audit Committee.

The following section describes transactions since the beginning of the fiscal year ended December 31, 2016, in which Nasdaq or any of its subsidiaries was a party, in which the amount involved exceeded $120,000 and in which a director, a director nominee, an executive

officer, a security holder known to own more than five percent of our common stock or an immediate family member of any of the foregoing had, or will have, a direct or indirect material interest. In accordance with our policy on related party transactions, all of the transactions discussed below, other than those that received pre-approval as discussed above, have been reviewed and approved by the Audit Committee of our Board of Directors.

Borse Dubai

As of the record date, Borse Dubai owned approximately 17.9% of Nasdaq's common stock. Nasdaq is obligated by the terms of a stockholders' agreement with Borse Dubai to nominate and generally use best efforts to cause the election to the Nasdaq Board of one director designated by Borse Dubai, subject to certain conditions. Essa Kazim, the Chairman of Borse Dubai, has been designated by Borse Dubai as its nominee with respect to the 2017 Annual Meeting.

Nasdaq is party to several commercial agreements with Borse Dubai and/or its affiliates that were negotiated on an arms-length basis and entered into in the ordinary course of business. Under these agreements, during the fiscal year ended December 31, 2016, Borse Dubai or its affiliates paid Nasdaq approximately $1.0 million for market technology products and services in the ordinary course of business, and Nasdaq paid Borse Dubai or its affiliates $0.2 million under a reseller agreement. In addition, in consideration for a release by Borse Dubai of certain potential contractual claims, Nasdaq will issue a credit to Borse Dubai starting in the first quarter of 2017 for approximately $5 million to be applied toward certain technology services provided by Nasdaq.

Investor AB

As of the record date, Investor AB owned approximately 11.7% of Nasdaq's common stock. Nasdaq is obligated by the terms of a stockholders' agreement with Investor AB to nominate and generally use best efforts to cause the election to the Nasdaq Board of one director designated by Investor AB, subject to certain conditions. Börje E. Ekholm, who in 2016 was the CEO of Patricia Industries, a division of Investor AB, was designated by Investor AB to serve in this capacity through the 2017 Annual Meeting. During the fiscal year ended December 31, 2016, Investor AB or its subsidiaries paid Nasdaq approximately $0.6 million, primarily for listing services and other services in the ordinary course of business.

Other Greater Than 5% Stockholders

As of the record date, Massachusetts Financial Services Company owned approximately 9.2% of Nasdaq's common stock. During the fiscal year ended December 31, 2016, Massachusetts Financial Services Company or its affiliates paid us approximately $0.5 million, primarily for listing services and other services in the ordinary course of business.

As of the record date, The Vanguard Group, Inc. owned approximately 6.5% of Nasdaq's common stock. During the fiscal year ended December 31, 2016, Vanguard or its affiliates paid us approximately $2.4 million for index licensing, data products, listing services and other services in the ordinary course of business.

As of the record date, BlackRock, Inc. owned approximately 5.6% of Nasdaq's common stock. During the fiscal year ended December 31, 2016, BlackRock or its affiliates paid us approximately $6.6 million for index licensing, corporate solutions, listing services and other services in the ordinary course of business.

Questions and Answers About Our Annual Meeting

1. What is included in the proxy materials? What is a proxy statement and what is a proxy?

The proxy materials for our 2017 Annual Meeting of Stockholders include the Notice of Annual Meeting, this proxy statement, our annual report on Form 10-K and our online annual report. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form. A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for the 2017 Annual Meeting of Stockholders. These two officers are Edward S. Knight and Joan C. Conley. The form of proxy and this proxy statement have been approved by the Board of Directors and are being provided to stockholders by its authority.

2. What different methods can I use to vote?

You can vote by any of the following methods.

By Internet. The notice of Internet availability of proxy materials contains the website address (www.proxyvote.com) for Internet proxy submission. Internet proxy submission is available 24 hours a day until 11:59 p.m. (EDT) on May 9, 2017. You must enter your control number, which is printed in the lower right hand corner of the notice of Internet availability and you will be given the opportunity to confirm that your instructions have been properly recorded.

By Telephone. In the U.S. and Canada, you can vote your shares by calling +1 800 690 6903. Telephone proxy submission is available 24 hours a day until 11:59 p.m. (EDT) on May 9, 2017. When you submit a proxy by telephone, you will be required to enter your control number. You will then receive easy-to-follow voice prompts allowing you to instruct the proxy holders how to vote your shares and to confirm that your instructions have been properly recorded. If you are located outside the U.S. or Canada, you should instruct the proxy holders how to vote your shares by Internet or by mail.

By Mail. If you choose to submit a proxy by mail after requesting and receiving printed proxy materials, simply complete, sign and date your proxy card and return it in the postage-paid envelope provided.

In Person at the Annual Meeting. All stockholders may vote in person at the Annual Meeting. If you wish to attend the Annual Meeting, you will need to follow the instructions set forth in the answer to the next question.

3. What do I need to do to attend the Annual Meeting?

If you wish to attend the Annual Meeting, you must be a stockholder on the record date and request an admission ticket in advance by visiting www.proxyvote.com and following the instructions provided (you will need the 12 digit number included on your proxy card, voter instruction form or notice). Tickets will be issued only to stockholders. Requests for admission tickets will be processed in the order in which they are received and must be requested no later than 11:59 p.m. (EDT) on May 9, 2017. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis.

At the meeting, each stockholder will be required to present valid picture identification, such as a driver's license or passport with their admission ticket. If you are a beneficial owner of Nasdaq shares held by a bank, broker or other nominee, you also will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from the bank, broker or other nominee is an example of proof of ownership. If you want to vote in person and your Nasdaq shares are held by a bank, broker or other nominee, you will have to obtain a proxy, executed in your favor, from the holder of record.

Directions to the Annual Meeting are available on our Annual Meeting Information webpage. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted. You may be required to enter through a security check point before being granted access to the meeting.

Stockholders may submit written questions in advance of the meeting by visiting our stockholder forum at www.proxyvote.com.

4. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with our registrar and transfer agent, Computershare, you are considered a "stockholder of record" with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

5. What if I am a beneficial owner and do not give voting instructions to my broker? What is a broker non-vote?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm is a discretionary item. Banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

Non-Discretionary Items. All of the other proposals in this proxy statement are non-discretionary items. Banks, brokers and other nominees that do not receive voting instructions from beneficial owners may not vote on these proposals, resulting in a "broker non-vote."

If you hold your shares through a bank, broker or other nominee, it is important that you cast your vote if you want it to count on all of the matters to be considered at the Annual Meeting.

6. What can I do if I change my mind after I vote my shares?

You can change your vote by revoking your proxy at any time before it is exercised in one of three ways: submit a later dated proxy (including a proxy submitted through the Internet at www.proxyvote.com, by telephone or by proxy card); notify Nasdaq's Corporate Secretary by email at corporatesecretary@nasdaq.com that you are revoking your proxy; or vote in person at the Annual Meeting.

If you are a beneficial owner of Nasdaq shares held by a bank, broker or other nominee, you will need to contact the bank, broker or other nominee to revoke your proxy.

7. How many votes do I have?

Each share of common stock has one vote, subject to the voting limitation in our Amended and Restated Certificate of Incorporation that generally prohibits a stockholder from voting in excess of 5% of the total voting power of Nasdaq.

8. Are votes confidential?

Proxies, ballots and voting instruction forms are handled on a confidential basis to protect your voting privacy. This information will not be disclosed other than to those recording the vote, except if there is a proxy contest, if the stockholder authorizes disclosure, to defend legal claims or as otherwise required by law. If you write comments on your proxy, ballot or voting instruction form, management may learn how you voted in reviewing your comments.

9. What constitutes a quorum for the Annual Meeting?

The presence of the holders of a majority (greater than 50%) of the votes entitled to be cast at the meeting constitutes a quorum. Presence may be in person or by proxy. Abstentions and broker non-votes are counted as present and entitled to vote at the meeting for purposes of determining a quorum.

10. What proposals are to be voted on at the 2017 Annual Meeting of Stockholders, and what are the voting standards?

Proposal	Our Board's Recom-mendation	Voting Standard	Effect of Abstentions and Broker Non-Votes
1. Election of nine directors	FOR EACH NOMINEE	Majority of votes cast	Not counted as votes cast and therefore have no effect
2. Advisory vote to approve the company's executive compensation	FOR	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote against the proposal; broker non-votes have no effect
3. Advisory vote on the frequency of future advisory votes on executive compensation	ONE YEAR	Plurality of votes cast	Not counted as votes cast and therefore have no effect
4. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017	FOR	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote against the proposal; there will not be broker non-votes
5. Stockholder proposal – right to act by written consent	AGAINST	Majority of the votes present in person or represented by proxy	Abstentions have the effect of a vote against the proposal; broker non-votes have no effect

The proxy provides that each stockholder may vote his or her Nasdaq shares "For," "Against" or "Abstain" on individual nominees and each of the other proposals, except on Proposal 3. Stockholders may vote "Every Year," "Every Two Years," "Every Three Years" or "Abstain" on Proposal 3. Whichever method you select to transmit your instructions, the proxy holders will vote your shares as provided by those instructions. **If you provide a proxy without specific voting instructions, the proxy holders will vote your Nasdaq shares in accordance with the Board recommendations noted above.**

The votes to approve executive compensation and on the frequency of future votes on executive compensation are advisory only and, therefore, the result of these votes will not be binding on our Board or Management Compensation Committee. Our Board and Management Compensation Committee will, however, consider the outcome of these votes when evaluating our executive compensation program in the future and when determining how often to hold future advisory votes on executive compensation.

The stockholder proposal is precatory, meaning that it requests that the Board take a specific action, and therefore, the results of the vote on that proposal will not be binding on the Board. If the stockholder proposal is not properly presented by the proponent at the Annual Meeting, it will not be voted upon.

11. Who counts the votes?
Broadridge Financial Solutions, Inc. tabulates the votes and acts as inspector of elections.

12. When will the company announce the voting results?
Preliminary results will be announced at the meeting and, thereafter, final results will be reported in a current report on Form 8-K, which is expected to be filed with the SEC within four business days after the meeting.

13. How are proxies solicited, and what is the cost?
We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (who will not receive any additional compensation for these solicitations), in person or by telephone, electronic transmission and facsimile transmission. Nasdaq will, upon request, reimburse banks, brokers and other nominees for their reasonable expenses in sending proxy materials to their customers and obtaining their proxies. We have hired D.F. King & Co., Inc. to assist in soliciting proxies at a fee of $8,500 plus costs and expenses for these services.

14. What is "householding," and how does it affect me?
Nasdaq has adopted a practice approved by the SEC known as "householding" to reduce printing and postage fees for the meeting notice. "Householding" means that stockholders who share the same last name and address will receive only one copy of proxy materials, unless we receive instructions to the contrary from any stockholder at that address. If you prefer to receive multiple copies of the proxy materials at the same address, please contact the Nasdaq Investor Relations Department by email at **investor.relations@nasdaq.com**.

15. Will you make a list of stockholders entitled to vote at the 2017 Annual Meeting of Stockholders available?
We will make a list of holders entitled to vote at the Annual Meeting available at the Annual Meeting and for at least 10 days prior to the Annual Meeting, between the hours of 9:00 a.m. and 5:00 p.m. (EDT), at our principal executive offices (One Liberty Plaza, 50th Floor, New York, New York 10006) and at the meeting location (Nasdaq, FMC Tower, 2929 Walnut Street, Philadelphia, PA 19104).

16. If I cannot attend in person, how can I participate in the live webcast of the meeting?
To participate in the live webcast of the meeting, you can visit our Investor Relations website at **http://ir.nasdaq.com/annual-meeting-info.cfm.** An archived copy of the webcast will also be available on this website.

17. How can I view or request copies of the company's corporate documents and SEC filings?
Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available free of charge on the SEC Filings page of our Investor Relations website, which can be found at **http://ir.nasdaq.com/sec.cfm**.

We will furnish, without charge, a copy of the annual report on Form 10-K, including the financial statements, to any stockholder upon request to the Nasdaq Investor Relations Department, Attention: Edward Ditmire, One Liberty Plaza, 49th Floor, New York, New York 10006, in writing, or by email at investor.relations@nasdaq.com.

18. How do I submit a proposal or director nomination for inclusion in the 2018 Proxy Statement?
Nasdaq stockholders who wish to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the proxy statement for Nasdaq's 2018 Annual Meeting must submit them on or before November 29, 2017 to the Corporate Secretary and must otherwise comply with the requirements of Rule 14a-8.

In 2016, we amended our By-Laws to adopt proxy access, which permits a stockholder, or a group of stockholders, owning at least three percent of our outstanding shares of common stock continuously for at least three years to nominate and include in the proxy materials for an Annual Meeting director nominees constituting up to the greater of two individuals and 25% of the total number of directors then in office, provided that the stockholder(s) and nominee(s) satisfy the requirements specified in the By-Laws. Notice of director nominations submitted under these requirements must be received no earlier than October 30, 2017 and no later than November 29, 2017.

In addition, Nasdaq stockholders may recommend individuals for consideration by the Nominating & Governance Committee for nomination to the Nasdaq Board. Holders should submit such recommendations in writing, together with any supporting documentation the holder deems appropriate, to Nasdaq's Corporate Secretary prior to December 31, 2017.

19. How do I submit other proposals or director nominations for presentation at the 2018 Annual Meeting?
Our By-Laws also establish an advance notice procedure for other proposals or director nominations that are not submitted for inclusion in the proxy statement, but that a stockholder instead wishes to present directly at an Annual Meeting. Under these procedures, a stockholder must deliver a notice containing certain information, as set forth in the By-Laws, to Nasdaq's Corporate Secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the prior year's meeting. Assuming the 2018 Annual Meeting is held according to this year's schedule, the notice must be delivered on or prior to the close of business on February 9, 2018, but no earlier than the close of business on January 10, 2018. However, if Nasdaq holds its Annual Meeting on a date that is more than 30 days before or 70 days after such anniversary date, the notice must be delivered no earlier than the close of business on the 120th day prior to the date of the Annual Meeting nor later than the close of business on the later of (i) the ninetieth day prior to the date of the Annual Meeting or (ii) the tenth day following the day on which public announcement of the date of such meeting is first made by Nasdaq.

In accordance with rules of the SEC, instead of mailing printed copies of our proxy materials to each stockholder of record, we are furnishing the proxy materials for the 2017 Annual Meeting by providing access to these documents on the Internet. A notice of Internet availability of proxy materials is being mailed to our stockholders. We first mailed or delivered this notice on or about March 29, 2017. The notice of Internet availability contains instructions for accessing and reviewing our proxy materials and submitting a proxy over the Internet. Our proxy materials were made available at **www.proxyvote.com** on the date that we first mailed or delivered the notice of Internet availability. The notice also will tell you how to request our proxy materials in printed form or by e-mail, at no charge. The notice contains a control number that you will need to submit a proxy for your shares.





 **Nasdaq**

NASDAQ, INC.
ONE LIBERTY PLAZA
49TH FLOOR
NEW YORK, NY 10006
ATTN: EDWARD DITMIRE

 **SCAN TO** VIEW MATERIALS & VOTE ▷

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

SHAREHOLDER MEETING REGISTRATION:
To vote and/or attend the meeting, go to the "Register for Meeting" link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E21969-P87853   KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.   DETACH AND RETURN THIS PORTION ONLY

NASDAQ, INC.

The Board of Directors recommends you vote FOR each of the nominees listed in Proposal 1.

1. Election of 9 Directors

	For	Against	Abstain
1a. Melissa M. Arnoldi	☐	☐	☐
1b. Charlene T. Begley	☐	☐	☐
1c. Steven D. Black	☐	☐	☐
1d. Adena T. Friedman	☐	☐	☐
1e. Glenn H. Hutchins	☐	☐	☐
1f. Essa Kazim	☐	☐	☐
1g. Thomas A. Kloet	☐	☐	☐
1h. Michael R. Splinter	☐	☐	☐
1i. Lars R. Wedenborn	☐	☐	☐

The Board of Directors recommends you vote FOR Proposal 2.

	For	Against	Abstain
2. Advisory vote to approve the company's executive compensation	☐	☐	☐

The Board of Directors recommends you vote 1 YEAR on Proposal 3.

	1 Year	2 Years	3 Years	Abstain
3. Advisory vote on the frequency of future advisory votes on executive compensation	☐	☐	☐	☐

The Board of Directors recommends you vote FOR Proposal 4.

	For	Against	Abstain
4. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017	☐	☐	☐

The Board of Directors recommends you vote AGAINST Proposal 5.

	For	Against	Abstain
5. A Stockholder Proposal Entitled "Right to Act by Written Consent"	☐	☐	☐

NOTE: To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

V.1.1

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING:

The Notice and Proxy Statement, Annual Report and Form 10-K are available at www.proxyvote.com.



NASDAQ, INC.
Annual Meeting of Stockholders
May 10, 2017 at 8:30 AM, EDT

This proxy is solicited by the Board of Directors

The stockholder(s) hereby appoint(s) Edward S. Knight and Joan C. Conley, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of Nasdaq, Inc. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 8:30 AM, EDT on May 10, 2017, at Nasdaq located at FMC Tower, 2929 Walnut Street, Philadelphia, PA 19104 and any adjournment or postponement thereof. Directions: Available at http://ir.nasdaq.com/annual-meeting-info.cfm.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE